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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F


/ / Registration Statement pursuant to Sections 12(b) or (g) of the Securities Exchange Act of 1934

/X/ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the year ended December 31, 1997

/  /  Transition Report pursuant to Section 13 or 15(d) of the Securities
      Exchange Act of 1934 For the transition period from _____________ to
      _____________

      COMMISSION FILE NUMBER 1-13861


                          MED-EMERG INTERNATIONAL INC.
     (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
     (Translation of Registrants Name into English)

                          PROVINCE OF ONTARIO, CANADA
     (Jurisdiction of incorporation or organization)

                         2550 ARGENTIA ROAD, SUITE 205
                          MISSISSAUGA, ONTARIO, CANADA
                                    L5N 5R1
     (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.
(Title of each class)                     (Name of each exchange on which
                                          registered)
COMMON STOCK, NO PAR VALUE                NASDAQ SmallCap and Boston Stock
                                          Exchange
REDEEMABLE COMMON STOCK                   NASDAQ SmallCap and Boston Stock
PURCHASE WARRANTS                         Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
COMMON STOCK, NO PAR VALUE                NASDAQ SmallCap and Boston Stock
                                          Exchange
REDEEMABLE COMMON STOCK                   NASDAQ SmallCap and Boston Stock
PURCHASE WARRANTS                         Exchange


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

1,990,000 shares of common stock, without par value as of December 31, 1997 500,000 shares of preferred stock, without par value as of December 31, 1997.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes /X/No / /

Indicate by check mark which financial statement item the registrant has elected to follow:

          Item 17 /X/       Item 18 / /


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ITEM 1:  DESCRIPTION OF BUSINESS

BACKGROUND

Due to increasing government fiscal restraint, Ontario's health care system is currently undergoing a significant restructuring by the provincial government. Based on a determination that the Ontario public healthcare system was not fiscally efficient, in 1997 the Province of Ontario enacted the Savings and Restructuring Act, which gives its provincial government the ability to implement a health care system restructuring plan. The new legislation established the Health Services Restructuring Commission, which has broad decision making authority over every aspect of a public hospital's operations, including all aspects of operations, fiscal policy, public funding and even the continuance or cessation of a public hospital's existence. The objective of the legislation is to induce public hospitals' care delivery systems in the Ontario health care area to improve the quality of health care and particularly to install efficiencies of cost in the delivery of medical services to the 11 million person population of the Province of Ontario (37% of all of Canada). Inefficient hospitals run the risk of the loss of public funding if they fail to meet the objectives of the Commission. Accordingly, the incentives are in place to induce public hospitals to find solutions to achieve the desired efficiencies, including outsourcing available from and through private sector organizations, such as the Company.

THE COMPANY

The "Company" refers to Med-Emerg International, Inc., its wholly-owned subsidiaries, Med-Emerg Urgent Care Centres Inc., Med-Emerg Dundas Urgent Care Centre Inc., 927563 Ontario Inc. and 927564 Ontario Inc., its indirect wholly-owned subidiaries Med-Emerg Inc. and Med Plus Health Centres Ltd., which is wholly-owned by 927563 Ontario Inc. and 927564 Ontario Inc., respectively. The Company also owns 33.33% of Glenderry Walk-in Clinic, a partnership which it manages and operates. As of June 22, 1998, JC Medical Management Inc. was acquired as a wholly-owned subsidiary of Med-Emerg International Inc.

The Company specializes in the coordination and delivery of emergency and primary healthcare related services in Canada. These services include physician and nurse staffing, clinical management services, the development of urgent care centres and a comprehensive physician practice management program.

As part of its business strategy, the Company intends to pursue rapid growth, including possible acquisitions of, and joint ventures with, related and complementary businesses. In June 1998, the Company acquired all of the outstanding capital stock of a 6-physician primary health care practice clinic. Also in June 1998, the Company entered into a partnership arrangement with Canada's largest provider of computer software solutions for group medical practices and patient management. The Company currently has no other commitments, undertakings or agreements for any particular acquisition.

The Company provides emergency medical services to hospitals and to other medical groups through its Emergency Medical Services Division ("EMS Division"), and clinical medical services to the public in Company-owned clinics through its Clinical Operations Division. In September 1997, the Company launched its Urgent Care Centres program, which provides on-site emergency medical services. The Company intends to continue to aggressively market its facilities and services as a viable outsource alternative to public hospitals' present emergency room operations.

THE EMS DIVISION

Competitive pressures have focused the attention of many healthcare administrators, in the public sector, on the need for better staffing of their medical professionals. Hospitals have increasingly turned to contract staffing firms with specialized skills to help solve physician contract and scheduling problems. The EMS Division was established in 1983 as a medical staffing and recruitment business. The Company provides physician staffing, nurse staffing and administrative support to emergency departments and physician recruitment services to Canadian hospitals and emergency physician groups. The administrative services include billing, maintenance of records and coordinating with third party payors.





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Under its contracts with hospitals, the Company is obligated to provide emergency department physician coverage. The Company also coordinates the scheduling of staff physicians which provides emergency department coverage and assists the hospital's administrative and medical staff in such areas as quality assurance, risk management, departmental accreditation and marketing. Under the direction of the Company's management, the Company's physician pool of approximately 231 emergency physicians and nurse pool of approximately 40 emergency nurses undergo a rigorous accreditation program in order to ensure the quality of doctors and nurses who provide services on behalf of the Company.

The Company's services are reimbursed either based on a monthly fee payable by the hospital or alternately on a per shift basis. As of May 31, 1998, the Company had 17 hospital physician contracts, of which 15 were contracted to pay monthly administration fees and two were contracted to pay based on per shift billings. In addition, the Company had four hospital nursing contracts as at May 31, 1998.

Contractual Arrangements

Management Contracts With Physicians. The Company identifies, recruits and screens potential candidates to serve as emergency room physicians in hospitals which have contracted for the Company's contract staffing services. The Company then enters into contracts with physicians who meet its qualifications and provides those physicians as candidates for admission to the hospital's medical staff. The Company requires all physicians to be currently licensed to practice medicine in the relevant province of practice and to be Advanced Cardiac Life Support ("ACLS") or Advanced Trauma Life Support ("ATLS") certified before entering into a contract for the physician's services.

The terms and conditions of the Company's contracts with physicians generally provide that the Company, on a best efforts basis, bears the primary responsibility to provide physician coverage to various facilities under contract as provided for in each physician contract, each contracted physician will be placed in a functioning facility by the Company and the Company will collect all fees due to the physician for rendering services. The Company then pays the physician for the medical services provided based on the terms of the contract between the Company and the physician. The Company's gross margin on hospital contracts is generally approximately 8% to 20% of OHIP billings plus the administrative fees charged to the hospital. These contracts contain the following provisions: Each physician is not an employee of the Company but is instead an independent contractor of services to various medical facilities under contract with the Company; Each physician must remain in good standing with the College of Physicians & Surgeons of the relevant province of practice and be licensed to practice medicine in the relevant province; Each physician must remain in good standing with the Canadian Medical Protective Association ("CMPA") and have appropriate CMPA coverage to provide physician services to patients while working with the Company; Each physician is expected to maintain an acceptable level of Continuing Medical Education ("CME") in order to qualify for reimbursement of CME expenses; Physicians are bound by a non-competition restriction not to provide services at any hospital where the Company has a contract for one year following the contract term. Each physician full-time contract has a term of twelve months and renews automatically for an additional twelve months.

Contracts With Hospitals for Physician Staffing. The Company coordinates the scheduling of staff physicians to provide coverage on a negotiated basis to a hospital's emergency department.

The Company generally provides contract physician staffing services to hospitals on the following arrangements: fee-for-service contracts and physicians per shift that the Company provides to the hospital. In addition, physicians under contract to the Company authorize the Company to bill and collect fees. Depending upon the hospital patient volume, the Company may receive a subsidy from the hospital. Pursuant to such contracts, the Company assumes responsibility for billing and collection and assumes risks of administrative error and subsequent non-payment. All of these factors are taken into consideration by the Company, in arriving at appropriate contractual arrangements with healthcare institutions and professionals. The hospital contracts are generally for one year, are generally terminable by either party upon two months written notice, and automatically renew if not terminated. Details of the Company's hospital contracts are as described below.





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When determining the split arrangement to be used in the physician compensation model for the Company's fee-for-service contracts, the Company considers a hospital's emergency room patient volume, the monthly gross margin targets set by the Company, the location of the hospital in relation to the supply of physicians, and shift coverage offered or required by the hospital.

When determining the fixed administrative fee to be charged to the hospital, the Company considers several factors including location of the hospital in relation to the availability of physicians, number of physicians from which to draw, the number of physician shifts required, and patient volumes.

For the majority of the hospital staffing contracts, the Company's monthly fee is due on the 1st of the month for which shift coverage is being provided. For a few of the Company's contracts, the fee is not due until the end of the month for which shift coverage was provided. For all of the Company's hospital staffing contracts (fee-for-service and fixed fee) the physicians are paid on the 15th of each month for services rendered up to the 15th of the prior month.

All of the Company's hospital staffing contracts are based on a specific period of time, generally one year. At the end of the term of the contract, both parties have the right to renegotiate any part of the Agreement, including the Company's monthly management fee. There is usually not a pre-set renewal fee stated within the contract, however, on occasion there may be a stated renewal fee. If the contract is not renegotiated or terminated by the end of the term of the contract, the contract automatically renews on the same terms and conditions until a renewal agreement is completed, a new contract is negotiated, or the contract is officially terminated.

In each of the Company's hospital staffing contracts, both parties have the right to terminate the contract upon prior written notice, generally 2 or 3 months. In some contracts, the hospital is able to terminate the contract without written notice if it pays a penalty equal to 2 or 3 months of management fees.

For the majority of the Company's hospital staffing contracts there exists no renegotiation rights for either party until the term of the contract expires. There are some contracts, however, that have a volume clause which states that both the Company's fee and the physicians remuneration model have been based on a certain level of volume. If the contractual volume level were to be dramatically different than the actual volume level for a significant period of time, both parties would have the right to renegotiate the monthly fee and/or the physicians remuneration.

The following are the direct costs associated with the Company's hospital staffing contracts:

     (i) MEDICAL DIRECTOR -- The Company pays one of its physicians a monthly fee to handle any extraordinary issues that may arise at any given hospital, to attend Emergency Services Committee meetings within each hospital and to act as an ambassador and promote the services provided by the Company.

     (ii) SALARIES FOR RECRUITING PERSONNEL -- A portion of the Company's recruiting staff salary relates directly to the hospital staffing business. When the Company receives a new contract and there exists a shortage of physicians, the Company's recruiting staff will work towards recruiting additional emergency physicians.

     (iii)SALARIES FOR SCHEDULERS -- The salaries of the Company's scheduling department are a direct cost incurred because they are meeting the scheduling requirements of each of the Company's hospital contracts.

     (iv) ACCOMMODATION COSTS -- On occasion, there exists the need to book hotel accommodations for physicians in order to meet the Company's scheduling requirements. These costs are often paid by the Company without reimbursement by the hospital. With some of the Company's hospital contracts, these costs are recovered from the hospital, in other hospital contracts these are direct costs to the Company.





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     (v) OTHER SUPPORT STAFF SALARIES -- A portion of the salaries of other employees who dedicate time towards the hospital staffing contracts should also be considered a direct cost.

Several hospital staffing contracts contain a clause that provides that the hospital will guarantee the revenue necessary to fund all physician related service costs.

The Company tracks all physician related service costs, including physician remuneration, 2nd on-call coverage, Local Medical Director's accommodation costs and any costs which may have arisen due to government policies, and bills the hospital for the difference between the revenue guaranteed by the hospital and the service costs generated by the physician.

The Company currently has in place contracts for the provision of emergency care services by its contracted physicians with 15 hospitals in Ontario and 2 hospitals in Newfoundland.


Contracts With Nurses. The Company identifies, recruits and screens potential candidates to serve as emergency room nurses in hospitals which have contracted for the Company's contract staffing services. The Company then enters into contracts with nurses who meet its qualifications. The Company requires all nurses to be Basic Life Support ("BLS") certified and prefers Advanced Cardiac Life Support ("ACLS") certification. Nurses must have a minimum of two years experience in emergency departments and pass a written examination that tests their skills as a critical care nurse.

The Company bills a fixed hourly rate to the hospital for each hour of service provided by a nurse under contract with the Company. The nurses are paid a lower fixed hourly rate on the 15th and 30th of each month.

Contracts With Hospitals for Nurse Staffing. The Company provides nursing coverage to hospital emergency departments on a shift-by-shift basis. The Company provides its services for a one-time contract set-up fee and charges a fixed hourly rate for every hour of nursing coverage provided. The hospital contracts are generally for one year, are terminable by either party upon three months written notice, and automatically renew if not terminated. One contract is on a month-to-month basis with a 30-day termination clause.

As of May 31, 1998 the Company had four nurse staffing contracts.

The EMS Division's Operations

The principal operating activities of the Emergency Medical Services Division include the following:

Recruitment And Credentials. The recruitment and certifying of credentials of qualified independent contract physicians is a central aspect of the Company's operations. Four (4) full-time employees of the Company are dedicated to recruiting and certifying credentials of the independent contract physicians for the Company. The Company recruits physicians from three groups. The first group is recruited directly from post graduate programs. Seminars are held in most of the teaching hospitals in Ontario to inform all the residents of family medicine and specialty training about career opportunities in the Company. The second and third groups recruited are family physicians with an interest in emergency medicine and full-time emergentologists. As part of its recruiting strategy, the Company is establishing a stock option plan in which its contracted physicians can participate. The Company believes that this will encourage physicians to make long-term commitments.

Qualified independent contract nurses are recruited through advertising, word-of-mouth and trade shows. Nurses must have two years of experience in critical care nursing and possess Basic Life Support ("BLS") training and preferably Advanced Cardiac Life Support ("ACLS") training.

Quality Assurance. Quality assurance systems are designed to ensure consistency in clinical practice performance. These systems are subject to review and examination by independent hospital credential and regulatory agencies. As part of the Company's quality assurance program, all physicians are required





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to have ACLS and ATLS certification, provide a Certificate of Professional
Conduct from the College of Physicians and Surgeons of Ontario, be approved by the credentialing committee in their respective hospitals that are governed by the Public Hospital Act, maintain adequate malpractice coverage, and maintain continuing medical education credits. Principally, quality assurance is the responsibility of Dr. Fowler, the Company's Executive Medical Director. The efficacy of these systems, and the performance of the Company's contract physicians, are critical to maintaining a good relationship with the hospitals, as well as minimizing the exposure of the Company to liability claims.

Time Scheduling. The scheduling of physician hours is performed monthly. Hospitals are provided a monthly physician coverage schedule prior to the first of each month. Under some of the hospital contracts, multiple physician coverage is required during certain periods. Because of varying other demands on the contract physicians, the scheduling process is complex and requires significant management attention. The Company has two full-time employees dedicated to scheduling issues.

Billing And Collection Of Services. Fees generated by emergency department coverage are comprised of two elements: (i) hospital administrative fees; and
(ii) physician services. Under each hospital contract, the Company has the responsibility for the billing and collection of physician fees. The Company's bad debt experience in collection of physician fees has historically been less than 1% of allowable billings. In addition, the Company charges each hospital a fee for its recruiting and staffing services either on a fixed fee or fee-for-service basis.

Personnel Administration. The Company assists the contracted physicians in personnel administration, which includes the administration of physician fee reimbursement. In addition, the Company provides for the administration of fringe benefit programs, which may include but are not limited to life insurance, health insurance, professional dues and disability insurance.

Consulting And Healthcare Management Services. Hospitals have increasingly turned to consulting specialists with specialized skills to strengthen the management of their professional medical staff and specific clinical departments, to better control costs, and to assist hospitals in meeting their healthcare coverage needs and obligations to patients who are indigent, uninsured or unassigned to a referring physician. In the past three years, consulting contracts have been conducted with Hotel-Dieu Grace Hospital in Windsor, Canada and The Wellesley Hospital in Toronto, Canada.

The Company has also conducted several international consulting assignments for healthcare clients in Saipan, the Cayman Islands, Malaysia and India, including feasibility studies, identification of medical service needs, planning of healthcare delivery systems and developing marketing strategies. In 1997, the Company completed a consulting assignment to provide an integrated strategic plan for the delivery of health and social services in the Northwest Territories in Canada, the costs of which were funded by the Northwest Territory Provincial government.

With respect to the Company's international business strategy, the Company intends to pursue additional consulting assignments, primarily in North America. Management believes that its prior consulting experiences, along with its emergency medical service and clinical operations experiences, will enable the Company to successfully pursue specialized consulting assignments. The Company's consulting services are performed on a cost plus basis. Fees billed on consulting assignments are generally a markup over direct salaries and consultant fees incurred. The Company anticipates that consulting work will continue to be performed as an extension of the Company's core business, the provision of emergency and related health care services. However, it does not intend to strategically pursue rapid growth of its consulting business.

The Company intends to take advantage of the government's plans to restructure the delivery of Canadian medical care through fewer but more efficient hospitals and hospital groups. Management expects that hospitals will increasingly look to outsourcing from third party providers. Specifically, the





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Company expects that hospitals will seek opportunities for emergency care specialists not only to staff the emergency departments but also to administer and operate all aspects of those departments.

As a result of the government's focus on restructuring, the Company believes it will be necessary for hospitals to go outside their organization and consider means by which they can cooperate with other organizations. Management believes that the new wave of hospital restructuring will result in an increase in hospital mergers as well as some hospital closures.

THE CLINICAL OPERATIONS DIVISION

The Company owns and operates five clinics in Canada, including two clinics in Toronto's Lester B. Pearson International Airport. In addition, the Company operates the Glenderry clinic in which it owns a 33.33% interest. The locations of and services provided at the Company's clinics are as follows:

Airport. The Company has contracted with the Greater Toronto Airport Authority to provide emergency services for both Terminal 1 and 2 Medical Clinics at Toronto's Lester B. Pearson International Airport. The airport clinics provide emergency services throughout the airport to approximately twenty-eight million travelers who use the airport each year and walk-in services to the approximately 35,000 employees. The staff consists of highly qualified critical care nurses who are on-site and emergency physicians who are on call. Other services provided in the clinic are chiropractic, massage therapy and audio testing which services are generally provided to employees of the airport.

Glenderry, Pond Mills, Central, JC Medical Management Inc. The Company operates three clinics which offer both family practice and walk-in services for patients. Other services provided at the clinics are travel medicine, chiropractic, massage therapy, weight loss program, Chinese medicine and professional family counseling. The Glenderry clinic is a partnership, in which the Company acquired a 33.33% interest in December 1995 for consideration of $27,208. The remaining 66.67% is held by two physicians unaffiliated with the Company. The Company manages the clinics by providing scheduling, staffing, recruiting, billing, collections and accounting services to the clinic. In return for managing the clinic, the Company receives a monthly fee of $1,500. In addition, as an owner of the 33.33% interest, the Company receives one-third of any distributions.

In August 1996, the Company acquired the assets and physician contracts of St. George Medical Clinic, a Health Services Organization (HSO), for aggregate consideration of $284,257. The funding mechanism is a contractual agreement with the Ministry of Health to provide primary care at a clinic for a specified number of registered patients. The Ministry allocates a specific payment for each patient on a monthly basis, whether the services are used or not. The services provided under an HSO clinic as compared to a fee-for-service clinic care identical. The difference that arises between an HSO clinic versus a fee-for-service clinic is in the funding provided by the Ontario Ministry of Health. Under the HSO model, the Ministry pays a monthly flat fee for a patient listed with the HSO regardless of whether the patient visits the clinic or not. The monthly fee is determined by the age and sex of the patient and is referred to as the capitation rate. Under the fee-for-service model, a fee is billed to the Ministry only when a patient visits the clinic and a service is performed. The fee-for-service rates are set by the Ministry and vary depending on the type of medical service performed. The St. George clinic operations was transferred to the Central Clinic in an effort to take advantage of the Central Clinic's convenient location. As a result, the Company also transferred the physician contracts to its Central Clinic.

In June 1998, the Company acquired all of the outstanding capital stock of J.C. Medical Management Inc., a 6-physician primary health care practice located in Toronto, Canada. The Company manages the clinics by providing scheduling, staffing, recruiting, billing, collections and accounting services to the clinic.

URGENT CARE CENTRES

The Company plans to continue to develop a chain of Urgent Care Centres, initially in Ontario and then in other Canadian provinces, that will gain public recognition and government support as a quality deliverer of urgent health care. There can be no assurance that they will gain such recognition or support.





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Due to government funding constraints, many primary care physicians in Canada have moved to other countries to practice medicine, retired from the practice of medicine, or have closed their practices to become a member of a group of physicians that provide only limited access to health care. Consequently, approximately 1 in 4 residents of Ontario is without a primary care physician.

The Company's plan is to develop its Urgent Care Centre services, through which it intends to offer on-site, one-stop medical care comparable to the services provided in a traditional emergency department. The Urgent Care Centre concept consists of a group of emergency trained physicians, a medical laboratory, a diagnostic radiology service, and a pharmacy, each of which must be present for the others to co-exist, and each of which is provided by a separately owned company. The Company will own and operate the clinic component of the Urgent Care Centre and the support staff will be employees of the Company. The Company, through its wholly-owned subsidiary Med-Emerg Urgent Care Centre, Inc., intends to provide emergency medical services, including emergency physician staffing, emergency nurse staffing, receptionist staffing, physician billing services, all financial services, inventory control, Medical Directorship and other operational components such as quality improvement and risk management initiatives. Each emergency-trained physician working at an Urgent Care Centre will have critical care expertise to treat most clinical problems. Unlike most walk-in clinics and family physician offices, the Company's management believes its Urgent Care Centres will generally be able to treat 90% of the cases seen in a typical Ontario emergency department. In certain cases requiring hospitalization, the Company intends that the Urgent Care Centre will stabilize the patient and then transfer them to hospitals.

The Company will bill and collect the professional fees for medical services provided at its Urgent Care Centres. Fees are billable to the Ontario Ministry of Health "OHIP" in accordance with prescribed fee for service billing guidelines. In addition, for medical services not covered by OHIP, the Company will bill the patient directly. Management anticipates that direct patient billing will represent a small portion of the Company's billings. Subsequent to the receipt by the Company of its billings for medical services, professional fees payable to the physician will be disbursed pursuant to each physician's contract. The Company anticipates that the direct costs associated with each Urgent Care Centre will be those associated with employing the nursing and administrative support staff, the facility lease costs and the cost of supplies. The profitability of each Urgent Care Centre will be directly effected by the number of patients that each centre services. The Company believes that its experience in recruitment of physicians, its clinic operating experience and the capital available from the proceeds of its initial public offering will enable it to achieve its planned rate of openings for its Urgent Care Centres.

The Company opened its first centre on September 19, 1997, and plans to open up to nine additional centres scheduled over the following eighteen months. The Company estimates that it will cost approximately $200,000 to open each new Urgent Care Centre.

It is expected that the Urgent Care Centres will be "community based" and offer less restricted access to non-hospital based health care. Management believes that the centres will offer high quality service not only in clinical practice but also in consumer defined quality attributes such as waiting times, quality of environment, quality of personal interaction and courtesy. Management's plan is that the Urgent Care Centres will be designed to be less costly to the publicly funded health care system than traditional emergency departments.

The vast majority of emergency services in Ontario are delivered by qualified family or general practitioners in local communities. In Ontario, there are 21,112 physicians active in the practice of medicine although only 486 physicians are certified in emergency medicine. Notwithstanding this small proportion of physicians focusing on emergency medicine, the demand for emergency care has grown significantly over the past ten years. The Company believes, although there can be no assurance, that there is a need for an alternate provider of emergency medical services and expects this need to grow due to their anticipated cost efficiency and the funding problems facing the healthcare system.

The success of the Urgent Care Centre concept will depend on the Company realizing several strategic objectives. The Company desires to offer comprehensive medical care at a level comparable to traditional hospital based emergency departments. In order to accomplish this objective, it must recruit sufficient physicians and nurses with appropriate critical care expertise to ensure quality care for all clinical





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problems, recruit experienced providers of diagnostic imaging, medical laboratory services, and pharmacy services to be co-participants in each centre, manage day-to-day operations with an experienced Medical Director for quality assurance and an experienced Clinical Director for operational efficiency, and operate in a cost effective manner to maximize profitability.

The Company believes that customer service is essential to its success. The Company believes that the following steps will increase patient satisfaction:
Overlap physician staffing to suit volume so that the average waiting time from the moment the patient enters the Centre is 30 minutes or less; On-site location of diagnostic imaging, laboratory services and a pharmacy to reduce patient delays; Periodic patient satisfaction surveys to identify problems at an early stage and prevent reoccurrence of the same type of complaints; Customer access to waiting rooms with televisions, air conditioning, current magazines, and toys for children; and Clean sanitary facilities, particularly washrooms.

The Company plans to establish or acquire existing Urgent Care Centres in locations having the following attributes: Residential populations of at least 150,000 within a 5 km (approximately 3 miles) to 8 km (5 miles) radius, preferably with a 25,000 day-time working population, largely families with children or teenagers, with lower to middle average household incomes; Locations near high density retail locations which offer convenience and visibility; Locations with accessibility for both ambulances and patients. The Company is not currently involved in any negotiations regarding an acquisition of a currently operating urgent care centre.

NOVEMBER 1996 RECAPITALIZATION

In November, 1996, the Company's Board of Directors authorized the following capital restructuring: The controlling shareholders exchanged 2,203,333 common shares for 500,000 voting preferred shares, having a value of US$4,500,000 at the date of issuance. These preferred shares were subsequently transferred to a Canadian corporation which is controlled by the former preferred shareholders. Each of the preferred shares entitles the shareholder to one vote per share on all matters submitted to the Company's shareholders for approval.

Each preferred share is convertible into one and one-half shares of the Company's Common Stock at the option of the holder for a ten-year period from the date of issuance. At the end of the ten-year period, the holder may convert at its option the preferred shares into such number of shares of the Company's Common Stock as is equal to US$4,500,000 divided by the then current market price of the Company's Common Stock. The preferred shares are entitled to receive a cumulative dividend of US$.27 per share, payable in cash, or equivalent common shares based on their then-quoted market value. In addition, as part of the capital restructuring, all common share purchase warrants previously issued by the Company were surrendered to the Company without consideration.

This capital restructuring was effected to reposition the shareholdings of the Company prior to the completion of its initial public offering which was completed on February 20, 1998. Management is of the opinion that this restructuring was in the best interests of all shareholders of Med-Emerg, and provides a long-term capital structure from which the Company may pursue its strategic growth objectives.

GOVERNMENT REGULATION

The provision of medical services in Canada is for the most part, under provincial jurisdiction. Under the Health Insurance Act, the government of Ontario is responsible for paying physicians for the provision of insured services to residents of Ontario. In 1993, the government placed an overall hard cap of approximately $3.8 billion on the amount physicians could collectively bill the Ontario Health Insurance Plan (OHIP) for insured services. As physicians' billings exceeded this hard cap in successive years, the government reduced the fees received under OHIP by prescribed percentages ("clawbacks"). This clawback is subject to constant revision and review. In addition to the hard cap, individual physicians' billings under OHIP are subject to threshold amounts, or soft caps. Once a physician reaches a prescribed level in the 12-month period beginning April 1 of each year, the government reduces payments to the physician by a prescribed fraction. The Ontario provincial government reached an agreement with the medical profession wherein it was agreed that the soft cap imposed against the individual physicians was cancelled on all services rendered after February 28, 1998. This agreement is due to expire on March 31, 2000. Further, this agreement has no effect on the hard cap. Any changes in reimbursement regulations, policies, practices, interpretations or statutes that place material limitations on reimbursement amounts or practices could adversely affect the operations of the Company, absent, or prior to, satisfactory renegotiation of contracts with clients and arrangements with contracted physicians.

Under a combination of statutory provisions, both Federal and provincial, physicians are prohibited from billing their patients for fees in excess of those payable for services by OHIP. The Canada Health Act allows for cash contributions by the Federal government in respect of insured health services provided under provincial healthcare insurance plans. In order for a province to qualify for a full cash contribution, there is a requirement that the provincial healthcare insurance plan satisfy the criteria set out in the Canada Health Act. In addition, the provincial plan must ensure that no payments are permitted in respect of insured health services that have been subject to extra billing.

Continuing budgetary constraints at both the Federal and provincial level and the rapidly escalating costs of healthcare and reimbursement programs have led, and may continue to lead, to significant reductions in government and other third party reimbursements for certain medical charges. The Company's independent contracted physicians as well as the Company are subject to periodic audits by government reimbursement programs to determine the adequacy of coding procedures and reasonableness of charges.

Business corporations are legally prohibited from providing, or holding themselves out as providers of, medical care in many provinces. While the Company will seek to structure its operations to comply with the corporate practice of medicine laws of each province in which it operates, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found in compliance with restrictions on the corporate practice of medicine in all provinces. A determination that the Company is in violation of applicable restrictions on the practice of medicine in any province in which it operates or could operate could have a material adverse effect on the Company if the Company were unable to restructure its operations to comply with the requirements of such province.

PROPOSED HEALTHCARE LEGISLATION

The Health Services Restructuring Commission (HSRC), established under Bill 26, has the mandate and authority to facilitate and accelerate hospital restructuring in Ontario. This legislation contains measures intended to control public and private spending on healthcare as well as to provide universal public access to the healthcare system. The Company cannot predict what effect, if any, this and other healthcare legislation will have if enacted. Significant changes in Canada's healthcare system are likely to have a gradual but substantial impact on the manner in which the Company conducts its business and could have a material effect on its results of operations.

Despite pronouncements by the Ontario Minister of Health that managed care options, such as in the United States, are being considered, it is not evident that U.S. styled managed care will play a significant role in the fee-for-service sector of the publicly funded healthcare system. Management believes that government actions in the area of legislation to date indicate a present intent to let the healthcare system proceed without intervening directly in the management of patient care, although there can be no assurance thereof. In the future, greater emphasis may be placed on such managed care tools as utilization review, guidelines, and fee schedule-tightening. The current move away from traditional fee-for-service mechanisms may have a similar effect as physicians attempt to minimize the risk they face and as the government strives for accountability and value-for-dollar assurances.

COMPETITION

Competition in the industry is based on the scope, quality and cost of services provided. Certain of the Company's current and potential competitors have substantially greater financial resources than the Company. While management believes that it competes on the basis of the quality of its services, the larger resources of its competitors may give them certain cost advantages over the Company (e.g., in the areas of malpractice insurance, cost savings from internal billing and collection and a broader scope of services). The clinics operated by the CO Division compete with hospitals and other private physicians. The Urgent Care Centre competes with hospital emergency rooms. The Company believes that the varied physician practice alternatives coupled with competitive remuneration plans create a significant incentive for physicians to provide patient services through the Company.

EMPLOYEES

On May 31, 1998, the Company had 33 full-time employees, of whom four were in general executive positions and 29 were in administration. In addition, as of such date approximately 262 physicians and 40 nurses were actively working as independent contractors of the Company. These physicians and nurses are not employees of the Company. Approximately 12 nurses working at the Airport clinic are represented by a collective bargaining agreement with the Ontario Nurses Association. The Company considers its employee relations to be satisfactory.

ITEM 2:  DESCRIPTION OF PROPERTY

The Company's head office is located at 2550 Argentia Road, Suite 205, Mississauga, Ontario, L5N 5R1. The head office occupies approximately 5,000 square feet of space under a lease which expires in February 2001 at an average annual rental rate of approximately $88,675.

The Central clinic is located at 458 Central Avenue, London, Ontario, N6B 2E5. The clinic occupies approximately 6,400 square feet of space under a lease which expires December 31, 2002 at an average annual rental rate of approximately $81,600. The Pond Mills clinic is located at 1166 Commissioners Road East, London, Ontario, N5Z 4R3. This lease is currently on a month-to-month basis for approximately $3,900 per month. The Glenderry clinic is located at 2760 Derry Road West, Mississauga, Ontario, L5N 3N5. The clinic occupies approximately 2,600 square feet at an annual rental rate of approximately $60,000, expiring in June, 2000.

J.C. Medical Management Inc. is located at 50 St. Clair Avenue East, Toronto, Ontario, M4T 1M9. The clinic occupies approximately 2,000 square feet at an annual rental rate of approximately $27,300. The lease expires in December 2005.

The Dundas Urgent Care Centre is located at 801 Dundas Street East, Mississauga, Ontario, L4Y 4G9. Med-Emerg occupies approximate 2,700 square feet at an annual rental rate of approximately $36,500. The lease expires in September 2002.

ITEM 3:  LEGAL PROCEEDINGS

The Company is presently party to one legal proceeding which was commenced on July 4, 1997 in the General Division of the Ontario Court. This proceeding relates to the November 1996 Recapitalization, in which the Estate of Dr. Donald Munro ("Estate") contributed 75,000 of its 150,000 shares of Common Stock to the capital of the Company. The Estate, the applicant in the proceeding, has taken the position that it continues to be the beneficial owner of 150,000 shares of Common Stock. The Company disagrees with the Estate's position and intends to defend this action vigorously. However, in the event that the Company is unsuccessful in its action, the Company will be required to return to the Estate the 75,000 shares which were previously surrendered in the November 1996 Recapitalization.

In addition, in the future, the Company could be subject to claims arising from its contracts with hospitals or other institutions or professional associations to which it provides services.

ITEM 4:  CONTROL OF REGISTRANT

As of May 29, 1998 there were 3,140,044 shares of common stock outstanding and 1,250,000 redeemable common stock purchase warrants outstanding. The following table sets forth, as of May 26, 1998, certain information with respect to stock ownership of (i) all persons known by the Company to be beneficial owners of 10% or more of its outstanding shares of Common Stock; (ii) all directors and officers as a group.




Name(1)                        Shares Of     Percentage
-------                        Common Stock  Ownership
                               ------------  ----------


1245841 Ontario Inc(2).....    1,042,544       26.8%
Ramesh Zacharias(3).........   1,107,544       28.0%
M.D., FRCSC
Victoria Zacharias(3).......   1,107,544       28.0%
Robert Rubin(4).............     750,000       19.5%
Fred Kassner...............      449,500       14.3%
Hampton House
International(5)...........      410,000       13.1%
Peter Deeb (6)..............     425,000       13.5%
All Officers and Directors as
a group (8 persons)
(3)(4)(5)(6)(7).............   2,477,544       52.0%


(1) Unless otherwise indicated, the address is c/o Med-Emerg International, Inc., 2550 Argentia Road, Suite 205, Mississauga, Ontario L5N 5R1, Canada.

(2) 1245841 Ontario Inc. is a Canadian company which is owned by Ramesh and Victoria Zacharias.

(3) Includes (i) 292,544 shares owned by 1245841 Ontario Inc., which is owned by Dr. and Mrs. Zacharias (ii) 65,000 shares issuable upon exercise of currently exercisable options granted under the Company's 1997 Stock Option Plan, and (iii) 750,000 shares of Common stock issuable upon conversion of up to 500,000 shares of Convertible Preferred Stock which preferred stock is currently held by 1245841 Ontario Inc., a company owned by Dr. and Mrs. Zacharias. For a period of ten years from issuance, each share of preferred stock is convertible into 1.5 shares of Common Stock and thereafter into such number of shares of Common Stock as is equal to U.S.$4,500,000 divided by the then current market price of the Common Stock on the date of conversion. For purposes of the above chart, the number of shares of Common Stock issuable upon conversion of the Preferred Stock was calculated by assuming a one for one and one-half conversion. See "Description of Securities." Dr. Zacharias and Mrs. Zacharias each disclaim beneficial ownership of the shares owned by the other.

(4) Includes 700,000 shares of Common Stock currently issuable upon exercise of options and 50,000 shares of Common Stock for acting as director. See "Management."

(5) These shares may be deemed to be owned by Peter Deeb, a director of the Company. Mr. Deeb owns 75% of Hampton House and is its Chairman and Chief Executive Officer.

(6) Includes (i) 410,000 shares of Common Stock held in the name of Hampton House, and (ii) 15,000 shares of Common Stock issuable upon exercise of currently exercisable options granted under the Company's 1997 Stock Option Plan.

(7) Represents 1,602,544 voting securities currently owned and 875,000 voting securities issuable upon exercise of currently exercisable options issued under the Company's 1997 Stock Option Plan to Directors and Officers.

ITEM 5:  NATURE OF TRADING MARKET

The Common Shares and Redeemable Common Stock Purchase Warrants are listed for trading under the symbols "MDERF" and "MDEWF", respectively, on the NASDAQ SmallCap Market and under the symbols "MEI" and "MEIW", respectively, on the Boston Stock Exchange. The Common Shares and Redeemable Common Stock Purchase Warrants have been listed on both Exchanges since February 12, 1998. Prior to that date the Common Shares were privately held.

ITEM 6:  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the company.

INVESTMENT CANADA ACT

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" (including "Americans") are subject to review by Investment Canada, a government agency, and will not be allowed unless they are found likely to be of net benefit to Canada. An acquisition by a non-Canadian will be reviewable by Investmment Canada if it involves the direct acquisition of a Canadian business with assets of CDN$172 million or more (this figure is adjusted annually to reflect inflation). Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

COMPETITION ACT

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therwith must be provided to the Director of Investigation and Research, Competition Bureau. The transaction may not be completed, in normal circumstances, until either 21 days after the Director has received the information required under the Act or 7 days after the Director has received the information where a short filing is used.

A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates have assets in Canada or gross revenues from sales in, from or to Canada that exceed CDN$400 million in aggregate value and if the following additional thresholds are met: 1) for an acquisition of assets in Canada (either directly or by means of a share purchase) where the aggregate value of the assets or the gross revenues from the sales in or from Canada that are being acquired exceeds CDN$35 million; and
2) in the case of an acquisition of shares of a corporation in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20%, then 50%) of the votes attaching to the shares of a corporation that are publicly traded, or in the case of a corporation of which the shares are not publicly traded, the threshold is 35% (and 50% if the acquiror owns 35% or more of the shares of the subject corporation prior to making the acquisition).

ITEM 7:  TAXATION

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS--PERSONS RESIDENT IN CANADA

No disclosure is or is deemed to be made as to income tax consequences applicable to a resident of Canada as to acquiring, holding, converting or disposing of Common Stock or Warrants.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS--PERSONS NOT RESIDENT IN CANADA

In the opinion of Borden & Elliot, special Canadian counsel to the Company, the following are the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Canadian Act"), the administrative practices of Revenue Canada, Customs, Excise & Taxation and proposed amendments to the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof generally applicable to acquiring, holding and disposing of Common Stock and Warrants. There is no assurance that any proposed amendments to the Tax Act or the regulations thereunder will be enacted as proposed, if at all. It is assumed that at all material times the Common Stock and Warrants will be listed on NASDAQ, or some other Canadian or foreign stock exchange. Currently, neither NASDAQ nor any other foreign stock exchange is prescribed for the purpose of section 115 of the Canadian Act. Proposals which if enacted will have effect from April 29, 1995 will prescribe NASDAQ and certain other foreign stock exchanges for the purposes of section 115 of the Canadian Act. Comment is restricted to prospective investors (each an "Investor") who for the purposes of the Canadian Act are not resident in Canada, hold all such Common Stock and Warrants and will hold all Common Stock acquired on exercise thereof, solely as capital property, who deal at arm's length with the Company and whose warrants and Common Stock will not at any material time constitute "taxable Canadian property" for the purpose of the Canadian Act. Generally, neither a share of Common Stock, nor a Warrant will constitute "taxable Canadian property" of an Investor provided, among other things, that the Common Stock is listed on a prescribed stock exchange, the Investor did not hold such security as capital property used in carrying on a business in Canada, or that neither the Investor nor persons with whom the Investor did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding a disposition of the Common Stock or Warrants. For these purposes, a right or option to acquire a share, including on exercise of a Warrant, is considered to be equivalent to a share.

This opinion does not take into account any provincial or foreign income tax legislation or considerations nor does it take into account or anticipate any changes in law or administrative practice including by way of judicial decision or legislative action.

This opinion is of a general nature and is not, and should not be construed as, advice to any particular Investor as to Canadian Tax consequences applicable to the Investor. Each Investor is urged to consult with the Investor's legal professional advisors regarding tax and other legal consequences applicable to the Investor's particular circumstances.

EXERCISE OF WARRANT

An Investor will not incur liability for Canadian tax upon exercise of a Warrant. The cost of the Investor of Common Stock acquired on exercise of a Warrant will equal the adjusted cost base of the Warrant so exercised, plus any amount paid by the Investor to exercise the Warrant.

DIVIDENDS ON COMMON STOCK

An Investor will be liable to pay Canadian withholding tax equal to 25% (or such lesser rate as may be provided under an applicable tax treaty) of the gross amount of any dividend actually or deemed to have been paid or credited to the Investor on the Investor's Common Stock. An Investor who is a resident of the United States for purposes of the Canada-U.S. Income Tax Convention is subject to a lesser tax of 15% of the gross amount of any dividend actually or deemed to have been paid or credited to the Investor on the investor's Common Stock if the Investor holds less than 10% of the voting stock of the Company, or 5% if the Investor holds 10% or more of the voting stock of the Company. The Company will be required to withhold the tax from the gross amount of the dividend, and to remit the tax to the Receiver General of Canada for the account of the Investor. Investors who are entitled to reduced withholding tax under an applicable treaty must provide appropriate evidence of that entitlement satisfactory to the Company.

DISPOSING OF COMMON STOCK

An Investor will not incur liability for Canadian tax upon disposing of Common Stock except where the Common Stock is redeemed or repurchased by the Company, in which case a dividend could be deemed to result (see Dividends on Common Stock above).

ITEM 8:  SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, other financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



STATEMENT OF OPERATIONS DATA:
                                                                  YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------------
                                               1997          1996          1995           1994           1993
                                           -----------   -----------    -----------    -----------   -----------
On a Canadian GAAP basis: (1)
 Revenue                                   $11,572,667   $10,817,048    $10,983,553    $10,474,754    $ 8,939,848
 Physician Fees and Other Direct Costs       8,749,735     8,554,396      8,406,631      7,977,679      6,786,187
 Gross Profit                                2,822,932     2,262,652      2,576,922      2,497,075      2,153,661
 Operating Expenses (4)                      2,890,748     5,948,069      2,860,892      2,218,420      2,172,523
 Operating Income (Loss)                       (67,816)   (3,685,417)      (283,970)       278,655        (18,862)
 Other Income (Expense)                       (444,878)      (55,461)        54,930        (51,879)      (124,965)
 Provision for Income Taxes (Recovery)         (40,609)     (146,554)        71,447         52,245        (36,311)
 Net Income (Loss)                            (472,085)   (3,594,324)      (300,487)       174,531       (107,516)
 Net Income per Common Share (2)           $     (0.24)   $    (1.18)   $     (0.13)   $      0.07    $     (0.05)

On a U.S. GAAP basis: (1)
  Operating Expenses (3)(4)                $ 3,037,525   $ 6,006,643    $ 2,860,892    $ 2,218,420   $  2,172,523
  Operating Income (Loss)                     (214,593)   (3,743,991)      (283,970)       278,655        (18,862)
  Other Income (Expense)                      (444,878)      (55,461)        54,930        (51,879)      (124,965)
  Provision for Income Taxes (Recovery)        (40,609)     (146,554)        71,447         52,245        (36,311)
  Net Income (Loss)                           (618,862)   (3,652,898)      (300,487)       174,531       (107,516)
  Primary Earnings (Loss) Per Share        $     (0.31)   $    (1.51)   $     (0.13)   $      0.08   $      (0.05)

BALANCE SHEET DATA:
                                                                  YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------
                                               1997         1996           1995           1994            1993
                                           ------------  -----------    -----------    -----------    -----------
  Working Capital                          $(1,930,382)  $(1,192,641)   $  (480,475)   $   104,154    $  (155,895)
  Total Assets                               5,201,571     3,539,823      2,699,369      1,663,815      1,301,213
  Retained Earnings (Accumulated Deficit)   (9,758,265)   (9,286,180)      (166,442)       338,051        163,517
  Preference Shares                          6,120,000     6,120,000              -              -              -
  Common Shares                              2,507,479     2,020,979            189            206            206
  Contributed Surplus (5)                    1,246,000     1,246,000              -              -              -
  Shareholders' Equity                         115,214       100,799       (166,253)       338,257        163,723

(1) The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which may differ in certain respects from accounting principles in the United States ("U.S. GAAP"). For an explanation of the differences between Canadian GAAP and U.S. GAAP, see Note 19 to the Company's consolidated financial statements.

(2) Net income per share reflects a weighted average of 1,940,244 shares of Common Stock outstanding at December 31, 1997, 3,038,214 shares of Common Stock outstanding at December 31, 1996 and 2,333,333 shares of Common Stock outstanding prior to such dates.

(3) At December 31, 1997 and December 31, 1996, U.S. GAAP requires the inclusion of $146,777 and $58,574, respectively, as additional write-off of deferred development and start-up costs.

(4) At December 31, 1997, operating expenses included stock compensation expenses of $139,000 for shares issued to a director. At December 31, 1996, operating expenses included stock compensation expenses of $1,695,800 for shares issued to a shareholder as part of the November 1997 Recapitalization and $1,246,000 for the issuance of stock options to a director.

(5) Contributed surplus arises from the difference between the fair market value of $2.78 and the exercise price of $1.00 for 700,000 stock options issued to a director.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Socialized medicine has been in place in the Province of Ontario for a quarter of a century. As the Canadian government's healthcare program is the most expensive government program, it is therefore an obvious and unavoidable target for restraints. It was built with a recognition that the transfer from private health care to provincial-funded care would be a complex transition. Since the transition, there has been a reluctance to address major reforms. Consequently, the system has grown rapidly in both cost and complexity.

Demand for emergency care has grown significantly over the past ten years, notwithstanding the small proportion of physicians focusing on emergency medicine. Moreover, recruitment of experienced emergency medicine practitioners by hospitals in other countries is intense and such demand is expected to continue for some time. Given the uncertainties associated with patient volumes in several Ontario hospital emergency departments, the pool of available physicians willing to practice emergency medicine has been declining.

Funding constraints for health care in Ontario have resulted in billing caps, with a sliding scale claw-back. This claw-back reduces the amount a physician can bill after total annual billing exceeds $275,000. Other solutions under consideration include rostered patient care. Rostering is a reimbursement plan based on a fixed fee per patient as opposed to Fee-For-Service. The patient would assume financial responsibility for non-emergency care when such care is obtained outside the rostered family practice but within a defined geographic proximity if it is accessed merely for convenience. However, proponents of various roster-based models have not offered any concrete proven solutions to decrease emergency department utilization. Under the current Health Services Organization ("HSO") model, the Ontario Ministry of Health pays a monthly flat fee to the Company on behalf of the patient's physician for each patient enrolled under the HSO program regardless of whether the patient visits the clinic or not. The monthly fee is determined by the age and sex of the patient and is referred to as the capitation rate. At December 31, 1997, the average monthly capitation rate was $12.84 per patient with approximately 6,384 patients enrolled under the HSO program.

Fees charged by the Company for emergency department staffing services are comprised of two elements: (i) hospital services; and (ii) physician services. Under each hospital contract, the Company has the responsibility for the billing and collection of physician fees. The Company charges each hospital a fee for its recruiting and staffing services on a fixed fee basis.

The Company's hospital contracts are designed to transfer to the hospital certain financial risks arising from changes in patient volume. Because the majority of such contracts are reimbursed from government healthcare insurance plans, the Company's bad debt experience in collection of physician fees has been less than 1% of allowable billings, primarily due to administrative errors. Fee-for-service contractual arrangements involve a credit risk related to services provided to uninsured individuals.

The Company's physician contracts are entered into between the Company and individual physicians and are either part time or full-time. A physician working with the Company assigns the right to bill and provides a consent to the Company to perform both the billing and collection function for the medical services performed. The Ontario Ministry of Health is notified of the physician's consent for the Company to perform these functions through the use of an authorization form. The Company pays the physician for the services provided based on the terms of the contract between the Company and the physician. The Company does not purchase receivables from the physicians. In general, each contracted physician will be placed in a functioning facility by the Company and the Company will collect all fees due to the physician for rendering medical services. The Company then pays the physician for the medical services provided based on the terms of the contract between the Company and the physician. The Company's gross margin on hospital contracts is comprised of approximately 8% to 20% of total OHIP billings, plus the administrative fees charged to the hospital.

In the Clinic operations, revenue is generated when the contracted physician performs a medical service which in turn is billed by the Company to the Ministry of Health. The fee-for-services billed to the Ministry of Health are based on rates set by the Ministry of Health and vary depending on the type of medical service performed. The Ministry of Health pays the Company on a monthly basis for these services billed and the Company in turn pays the physician according to the contract between the physician and the Company. In addition, the Company owns and manages its clinic and provides staffing, administration, management and financial support. Therefore, the Company is entitled to 100% of any distributions made from the clinic.

The Company's management believes that the Company is positioned as a viable solution to some of the existing problems in the healthcare system and therefore has expanded its original offering of physician staffing and recruitment to provide a broader range of services to fit needs in the emergency and related health services marketplace.

     RESULTS OF OPERATIONS

For The Year Ended December 31, 1997 Compared To December 31, 1996

     Net Service Revenues. Revenues increased by $755,619 or 7.0% from $10,817,048 for the year ended December 31, 1996 to $11,572,667 for the comparable period in 1997. The increase is due to: (i) revenue generated from the St. George acquisition completed in August 1996, and (ii) revenue earned on a one-time consulting project. For the year ended December 31, 1997, revenue from the St. George clinic totaled $686,529 compared to $286,272 in 1996. Revenue for the year ended December 31, 1997 includes $591,177 consulting fees earned from a one-time consulting project performed by the Company in the first and second quarters of 1997. The increase in revenue from the St. George clinic and the consulting project was offset by a slight reduction in revenue generated from hospital contracts.

     For the year ended December 31, 1997, revenues of Emergency Medical Services division increased by $308,922 or 3.5% to $9,092,231 from $8,783,309 for the year ended December 31, 1996. The increase in revenue is due to the one-time consulting project that earned $591,177 in fees. This increase in revenue was offset by the reduction of revenues due to: (i) the termination of eight fixed fee hospital contracts that were replaced by three new fixed fee contracts, and one fee-for-service contract, (ii) a marginal decline in fee-for-service contracts from two hospitals.

     For the year ended December 31, 1997, operating loss before stock compensation from the Emergency Medical Services division decreased by $15,940 to $316,704 from a loss of $332,644 for the year ended December 31, 1996. This decreased loss was due to the profit earned on the one-time consulting project which was offset by a marginal increase in operating costs in anticipation of the Company's requirements upon completion of the initial public offering.

     For the year ended December 31, 1997, revenues of Clinical Operations increased by $446,697 or 22.0% to $2,480,436 from $2,033,739 for the year ended December 31, 1996. The increase in revenues was due to the acquisition of the St. George medical clinic during the third quarter of the 1996 fiscal period.

     For the year ended December 31, 1997, operating income before stock compensation for the Clinical Operations increased by $798,862 to $387,889 from a loss of $410,973 for the year ended December 31, 1996. The increase was due to greater revenues from the newly acquired clinic, as well as reductions in operating costs as a result of the amalgamation of the new clinic with one of the Company's other medical clinics. At December 31, 1996, the operating loss included the write down of $466,462 for an investment in a clinic in Prague, Czech Republic. There was no write-off of deferred start-up costs at December 31, 1997.

     Physician Fees and Other Direct Costs. Physician fees, which represent fees to contract physicians, represent the largest single variable expense. These fees are earned primarily through the Company's emergency medical services to the hospital emergency department contracts. Physician fees and other direct costs for the year ended December 31 increased by $195,339 or 2.3% from $8,554,396 in 1996 to $8,749,735 in 1997. Physician fees and other direct costs represented 79.1% of net revenues for the year ended December 31, 1996 and 75.6% of net revenues the year ended December 31, 1997. Included in physician fees is clawback expense, which is a recovery of billings due to over utilization of medical services. The clawback rate for 1997 was 0% compared to the rate of 6.5% set by the Ontario Ministry of Health for the 1996 period. The clawback charge for the year ended December 31, 1996 totaled $143,261. Other direct costs include travel, marketing and consulting costs related to international projects. These costs represent 2.4% of net revenues for the year ended December 31, 1997 and 2.4% of net revenues for the year ended December 31, 1996. The 1997 costs relate to the undertaking of a consulting project in the Northwest Territories, Canada and the 1996 costs relate to the undertaking of consulting projects in Hungary, India and Malaysia.

     Operating Expenses. Operating expenses decreased by $3,057,321 or 51.4% from $5,948,069 for the year ended December 31, 1996 to $2,890,748 for the year ended December 31, 1997. Operating costs include general operating expenses, the write-off of deferred start-up costs and stock compensation expense. The general operating expenses excluding the write-off of deferred start-up costs and stock compensation expenses represents 23.1% of net revenues for the year ended December 31, 1996 and 23.8% of net revenues for the year ended December 31, 1997. The 1996 write-off of deferred start-up costs in the amount of $466,462 relate to an investment in a clinic in Prague, Czech Republic. The 1996 write-down was due to an unanticipated difficulty in penetrating the market and generating a sufficient return on capital invested from that clinic. Given the domestic opportunities available, the Company had decided to focus its efforts on domestic operations. The remaining 1996 write-down of $42,875 relates to start-up project costs for a healthcare consulting project in Malaysia. Under U.S. GAAP, operating expenses for the period ending December 31, 1997 includes additional charges of $146,777 for development and start-up costs as compared to $58,574 at December 31, 1996.

     For U.S. GAAP, the start-up costs of $146,777 at December 31, 1997 and $58,574 at December 31, 1996 are expensed as incurred whereas under Canadian GAAP these costs are deferred and amortized over a prescribed benefit period.

     Other Expense. Other expense increased by $389,417 or 702% from $55,461 to $444,878 for the year ended December 31, 1996 and 1997 respectively. The increase in other expense is due primarily to interest on increased bank borrowings, interest charged on the bridge promissory notes, foreign exchange loss on the U.S. dollar promissory notes and the amortization of deferred financing charges relating to the bridge shares issued in January 1997. For the year ended December 31, 1997, interest expense on bank borrowings was $68,029, $66,683 was charged as interest on the promissory notes, foreign exchange loss was $37,518, and $272,648 was amortized as financing costs.

     Net Loss. As a result of the above items, the Company had a net loss of $472,085 for the year ended December 31, 1997 as compared to a net loss of $3,594,324 for the year ended December 31, 1996.

     Under U.S. GAAP, the Company reported net loss of $618,862 for the year ended December 31, 1997 as compared to a net loss of $3,652,898 for the year ended December 31, 1996.

For the Year Ended December 31, 1996 Compared to December 31, 1995

     Net Service Revenues. Revenues decreased by $166,505 or 1.5% from $10,983,553 in 1995 to $10,817,048 in 1996. The decrease in revenue can be attributed to the reduction in the number of hospital staffing contacts and the closure of an unprofitable medical clinic in October 95. The reduction in revenue from hospital contracts was offset by revenues generated from the Glenderry Medical Clinic acquisition in December 1995 and the St. George Medical Clinic acquisition in September 1996.

     For the fiscal year ended December 31, 1996, revenues from Emergency Medical Services decreased by $722,310 or 7.6% to $8,783,309 from $9,505,619 for the year ended December 31, 1995. The decline in revenues was due to: (i) the loss of four fixed fee hospital contracts during the year which were replaced by four lower fee generating contracts, (ii) reductions in fee income from two contracts serving correctional institutions, (iii) a marginal increase in two fee-for-service contracts, and (iv) reductions in several contracts in place the prior year due to reductions in funding to hospitals from the provincial government.

     For the fiscal year ended December 31, 1996, before stock compensation expense, operating income from Emergency Medical Services decreased by $689,802 to a loss of $332,644, from a profit of $357,158 for the fiscal year ended December 31, 1995. The decrease was due to the attendant loss of revenues from the loss of hospital contracts during the year that were replaced by lower fee contracts, reductions in prior year contracts together with a delay in reducing the level of staffing to reflect the reduced demand for physicians. The loss of hospital contracts is the direct result of the Ontario Hospital's Restructuring Committee's reduction and/or amalgamation of the number of hospital emergency departments, the defined nature of the crisis management service for hospitals that the Company provides and the risk that a physician elects to remain in the community and work on a full time basis for the hospital thus eliminating the need for the Company's services. The December 31, 1996 loss also includes a write-off of advances relating to the Malaysia project in the amount of $42,875.

     For the fiscal year ended December 31, 1996, revenues of Clinical Operations increased by $555,805 or 37.6% to $2,033,739 from $1,477,934 for the year ended December 31, 1995. The increase in revenues was due to revenues of two new clinics that were acquired in December 1995 and September 1996.

     For the fiscal year ended December 31, 1996, operating income of Clinical Operations increased by $230,155 or 35.9% to a loss of $410,973, from a loss of $641,128 for the fiscal year ended December 31, 1995. The reduction of loss in operating income resulted from the increase in revenues from St. George's clinic combined with staff reductions and salary reductions in all of the Company's clinics, the closure of an unprofitable clinic in October 1995, reduction in management support staff and a lower write-off of deferred start up costs in the amount of $196,986 in connection with the Company's CMC clinic.

     Physician Fees And Other Costs. Physician fees and other costs increased $147,765 or 1.8% from $8,406,631 in 1995 to $8,554,396 in 1996. Physician fees, which represent fees to contract physicians, represent the largest single variable expense. These fees are earned primarily through the Company's emergency medical services to the hospital emergency department contracts. Physician fees declined $90,434 or 1.1% from $8,385,712 in 1995 to $8,295,278 in 1996 due to the reduction in the number of hospital staffing contracts. Physician fees represented 76.3% of net revenues for 1995 and 76.6% of net revenues in 1996. Included in physician fees is clawback expense, which is a recovery of billings due to over utilization of medical services. The clawback rate of 10% set by the Ontario Ministry of Health resulted in a charge of $176,949 in 1995 compared to a clawback rate of 6.5% resulting in a charge of $143,261 in 1996. Clawback expense decreased by $33,688 or 19.0% in 1996 compared to 1995 due to the reduction in hospital contract revenue and the reduction in the clawback rate imposed by the Ontario Ministry of Health. Other direct costs include travel, marketing and consulting costs related to international projects. These costs represent .19% of net revenues for 1995 and 2.4% of net revenues in 1996 and are slightly higher in 1996 due to the undertaking of the consulting project in the State of Kerala in India.

     Operating Expenses. Operating expenses, excluding the 1996 stock compensation charge of $2,941,800, increased by $145,377 or 5.1% from $2,860,892 in 1995 to $3,006,269 in 1996. Operating costs include general operating expenses and the write-off of deferred start-up costs. In anticipation of growth, the Company had increased its administrative, management and marketing support. This increase in administrative, management and marketing support was comprised primarily of personnel additions, whose aggregate salaries and associated payroll expenses amounted to approximately $245,000. This increase in staffing was due in part to the opening of two new medical clinics during 1996 as well as in preparation to expand the Company's operations in the business of managing urgent care centres. More recently, the Company has restructured its operating overhead in an effort to better position itself as a competitive deliverer of emergency related health services. The primary components of this restructuring involved: (i) the elimination of two administrative staff positions and one operations staff position; (ii) the renegotiation and reduction of lease expense at one of the Company's medical clinics; (iii) the termination of a consulting contract with respect to the Company's decision to discontinue the operations of the clinic in Prague, Czech Republic; and (iv) the reduction of communication and delivery expenses for the medical clinics in Canada. The balance of the increase in operating expenses during 1996, compared to 1995, resulted from a write-off of deferred start-up costs amounting to $509,337 in 1996 as compared to $663,448 for the same period in 1995. The general operating expenses excluding the write-off of deferred start-up costs represent 20.0% and 23.1% of net revenues in 1995 and 1996, respectively.

     The write-off of deferred start-up costs of $509,337 in 1996 is due primarily to a write-down of $466,462 for an investment in a clinic in Prague, Czech Republic. The write-down was due to an unanticipated difficulty in penetrating the market and generating a sufficient return on capital invested from that clinic. Given the domestic opportunities available, the Company had decided to focus its efforts on domestic operations. The additional write-off of $42,875 relates to start-up project costs for a healthcare consulting project in Malaysia.

     Under U.S. GAAP, operating expenses for the 12 months ending December 31,1996 include an additional charges for development and start-up costs of $58,574.

     For U.S. GAAP, the start-up costs of $58,574 are expensed as incurred whereas under Canadian GAAP, these costs are deferred and amortized over a prescribed benefit period.

     Other Income (Expense). Interest expense and dividend income increased by $110,391 or 200% from income of $54,930 to an expense of $55,461 in 1995 and 1996, respectively. In 1996, there was no dividend income as compared to 1995 which reported dividend income of $123,623 as a result of a redemption of common shares. Interest expense totaled $68,693 for 1995 compared to $55,461 for 1996. The decrease in interest expense of $13,232 or 19.2% is due primarily to reduced bank borrowings.

     Stock Compensation Expense. The stock compensation charge of $2,941,800 in 1996 is a result of the share restructuring that occurred in November 1996. As part of the recapitalization of the company, Hampton House International was issued 610,000 common shares in consideration of past services. The value of $2.78 per share was ascribed to the common shares. In addition, Robert Rubin, a director of the Company, was granted a stock option to purchase 700,000 common shares of the Company at an exercise price of US$0.75 per share. The difference between $2.78 CDN and the exercise price resulted in a stock compensation charge of $1,246,000.

     Net Income. As a result of the above items, the Company had a net loss of $3,594,324 for the twelve months ended December 31, 1996 as compared to a net loss of $300,487 for the twelve months ended December 31, 1995.

     Under U.S. GAAP, the Company reported a net loss of $3,652,898 for the twelve months ended December 31, 1996, as compared to a net loss of $300,487 for the twelve months ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company operates in two areas of healthcare, the providing of Emergency Medical Services and the provision of Clinical Operations.

The Emergency Medical Services operations involve providing physician staffing and administrative support to emergency departments and physician recruitment services to hospitals and emergency physician groups. The assets employed by the Company to support the Emergency Medical Services operations are primarily working capital to finance accounts receivable which are generated by individual physicians but collected by the Company pursuant to contractual agreements between the Company and the independent contracted physicians. The average age of collection of the accounts receivable balances averages approximately 56 days; however, the physicians are paid after approximately 27 days. Thus, the liquidity of the Company is significantly affected by the volume of billings generated by the Emergency Medical Services operations which fluctuates from month to month.

Clinical Operations include family practices, walk-in services and chiropractic and massage therapy to patients. In addition to a similar requirement to finance the accounts receivable which are generated by individual physicians but collected by the Company pursuant to contractual agreements between the Company and the independent contracted physicians, the Company must also finance assets utilized in the operations of the clinics. These assets include leasehold improvements and fixtures, medical equipment, information systems and office furniture and supplies. Thus the average amount of assets employed by the Company to support the Clinical operations is generally greater than Emergency Medical Services operations calculated on a per physician basis.

The Company is planning to develop a chain of Urgent Care Centres, initially in Ontario and then in other provinces, that it believes will gain public recognition and government support as a quality deliverer of emergency health care. The Company intends to develop these centres through both the opening of new centres and the acquisition of currently operating centres. No specific acquisition candidates have been identified. The first Urgent Care Centre opened in September 1997, with plans to open up to nine additional centres scheduled over the following twenty four months. Any decision to expand this base of 10 centres will be based on realized profitability and capital resources. The Company anticipates that the funding required to support this plan will amount to about $2.0 million. The Company has entered into an agreement to establish bank financing of up to $1,000,000 to finance the development of the Urgent Care Centres, thus approximately $1,000,000 of the net proceeds from the Initial Public Offering will be used to support the long-term capital and working capital requirements of the Urgent Care Centres.

In January 1996, the Company consummated a private offering of 1,000,000 shares of Common Stock for net proceeds of approximately $845,000 together with warrants to purchase 1,000,000 shares at an exercise price of $2.00 per share. The Company consummated this private offering because it needed working capital funds, including money to fund its bank credit facility. As part of the Company's November 1996 Recapitalization (as such term is hereinafter defined), all holders of the warrants surrendered their outstanding warrants.

In September 1996, the Company acquired all of the assets and physician contracts of the St. Georges Health Services Organization (HSO) for a $193,732 promissory note, 75,000 shares of the Company's

Common Stock, and the assumption of $270,868 of liabilities . This HSO was a contractual agreement with the Ministry of Health to provide primary care at a clinic for a specified number of registered patients.

In January 1997, the Company completed a private placement of its securities ("Bridge Financing"), in which it sold 8% promissory notes in the aggregate principal amount of US$500,000 and 125,000 shares of its Common Stock and raised aggregate gross proceeds of US $500,000. The net proceeds of US $425,000 were initially applied to reduce the Company's bank borrowings. The principal and accrued interest on the notes were repaid from the net proceeds of the Company's Initial Public Offering, which was completed on February 20, 1998.

Robert Rubin, a director of the Company, had extended the Company a U.S.$800,000 line of credit bearing interest at 2% above the prime rate. The Company had drawn $250,000 against this line of credit which was repaid from the net proceeds of the Initial Public Offering at which time the line of credit was withdrawn.

In addition, the Company had an aggregate line of credit of $1,200,000 with its bank credit facilities which the Company repaid from the net proceeds of the Initial Public Offering. The terms of the banking agreement contain, among other provisions, requirements for maintaining defined levels of net worth and financial ratios. At December 31, 1997 and 1996, the Company did not comply with the covenants and on December 12, 1997 the Company agreed with its bank to reduce its line of credit and repaid its entire bank indebtedness on February 25, 1998.

The Company entered into an agreement to establish a new credit facility on March 23, 1998 with the Hongkong Bank of Canada. The new facility provides an available demand, revolving, operating line of credit amounting to $2,000,000, bearing interest at the bank's prime lending rate plus 0.5% per annum with interest payable monthly, and an available demand, non-revolving, capital line of credit amounting to $1,000,000, primarily intended for the acquisition of fixed assets relating to the development of Urgent Care Centres. The capital line of credit bears interest at the bank's prime lending rate plus 0.75% per annum with interest payable monthly. As security, the Compay will provide a first-ranking general assignment of accounts receivable, a general security agreement constituting a first charge over all present and future personal property of the Company, a chattel mortgage over all equipment financed by the capital loan, an assigmemt of all risk insurance policies and an assignment of key man life insurance of a director in the amount of $1,000,000.

Inflation has not had, nor is it expected to have, a material impact on the operations and financial condition of the Company.

                             CHANGE IN ACCOUNTANTS

KPMG was previously the auditors for Med-Emerg International, Inc. KPMG's appointment as auditors for the Company was terminated during the 1998 calendar year and Schwartz Levitsky Feldman was engaged as independent auditors for the Company and its subsidiaries. The decision to change auditors was approved by the Company's board of directors.

In connection with the audit of Med-Emerg International, Inc. for the years ended December 31, 1995 and 1996, and the subsequent interim period through to the appointment of Schwartz Levitsky Feldman, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit report of KPMG on the financial statements of Med-Emerg
International, Inc. as of and for the years ended December 31, 1994 and 1995, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

ITEM 10:  DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth certain information concerning the directors, executive officers and key employees of the Company.


                                        AGE  POSITION
                                        ---  --------

Ramesh Zacharias, M.D., FRCSC.......... 46   Chief Executive Officer, Director

Carl W. Pahapill, CA................... 39   Chief Operating Officer, President
                                             and Director

Stephen Fowler, M.D., ................. 48   Executive Medical Director

Kathryn Gamble, CA..................... 30   Vice President of Finance, Chief
                                             Financial Officer, Secretary

Colleen Jones, RN, MBA................. 52   Vice President of Operations

William Thomson, CA.................... 56   Chairman of the Board

Peter Deeb............................. 31   Director

Victoria Zacharias..................... 49   Director

Robert M. Rubin........................ 57   Director

Patrick G. Michaud..................... 46   Director



     Ramesh Zacharias, M.D., Frcsc. Dr. Ramesh Zacharias is the founder and Chief Executive Officer of Med-Emerg Inc. He has acted as Chief Executive Officer and a director of the Company since its inception. He has practiced medicine in Canada since 1981 and has extensive experience in the delivery of emergency medical care. He functions as the Medical Director and on-call physician for the Terminal 1 and 2 Medical Clinics at Toronto's Lester B. Pearson International Airport. He also provided consulting services regarding the delivery of emergency care in the Caribbean, Saipan and Malaysia and provided management consulting services regarding the operation of medical clinics in Canada, the United States and Russia. Dr. Zacharias is the husband of Victoria Zacharias, a director of the Company.

     Carl W. Pahapill, C.A. Mr. Pahapill joined the Company as Chief Operating Officer and President in February 1996 and became a director of the Company in October 1996. From September 1995 to January 1996, Mr. Pahapill acted as a consultant to the Company. From 1994 to 1995, Mr. Pahapill was the Chief Operating Officer of Signature Brands Limited, a publicly traded food processing Company (TSE). From 1984 to 1993, Mr. Pahapill was a Partner at BDO Dunwoody Chartered Accountants. Prior to that, Mr. Pahapill was a supervisor at Ernst & Young Chartered Accountants.

     Stephen Fowler, MD. Dr. Fowler functions as the Medical Director providing input and overseeing the medical areas of the Emergency Services Division, Urgent Care Centres and group practice management. Dr. Fowler continues to practice medicine in Ontario and has since 1976, including family practice until 1994. He has been the Chief of Family medicine at Credit Valley Hospital, Director of the Emergency Department, and the founder of the Medical Associates of Meadowvale. Dr. Fowler is currently practicing in Emergency Medicine.

     Kathryn Gamble, C.A. Ms. Gamble joined the Company in January 1996 serving as the Company's Vice President of Finance and became the Company's Chief Financial Officer in October 1996. From February 1995 to December 1995, Ms. Gamble was the Corporate Controller for Signature Brands Limited, a publicly traded ("TSE") food processing company. From February 1993 to February 1995, Ms. Gamble was an Audit Analyst with Abitibi Price Inc., a publicly traded company (TSE, NYSE). From 1989 to February 1993, Ms. Gamble was a senior accountant at Iscove, Gold & Glatt Chartered Accountants.

     Colleen Jones, RN, MBA. Ms. Jones joined the Company in September 1996 serving as the Director of Operaiotns and became the Company's Vice President of Operations in March 1998. Ms. Jones has over 30 years experience in the management of Emergency Services. From 1994 to 1996 she had her own consulting business, performing operational reviews with particular focus on cost control and program efficiency.

     William Thomson, C.A. Mr. Thomson has been a director of the Company since January 1996. Mr. Thomson has been an advisor of Med-Emerg Inc. since January 1991. From 1978 to the present, Mr. Thomson has served as the President of William E. Thomson Associates Inc., a firm specializing in financial inter-mediation and restructuring. From 1992 to 1997 he served as Chairman of Cyphertech Systems, Inc., a company he founded. From 1993 to 1995, he served as Chairman of Votek Systems, Inc., a software development company. In addition, from 1991 to 1994, he served as Chairman of Accomodex Franchise Management Inc. Mr. Thomson currently serves as a director of numerous companies, and as Chairman of Asia Media Group Corp., a public company.

     Peter Deeb. Mr. Deeb has been a director of the Company since January 1996. Mr. Deeb founded the North American engineering and construction firm, Deeb-Wallans Corporation where he served as Chairman and Chief Executive Officer from 1987 to 1993. Mr. Deeb is currently Vice Chairman of the financial services firm, Deeb & Company Limited, as well as Vice Chairman and Managing Director of its Toronto based investment banking subsidiary, Hampton Securities Limited. In addition, Mr. Deeb holds the position of Chairman and CEO of the New York based merchant banking firm, Hampton House International Corp., and as Chief Executive of its Canadian subsidiary, Carlton International Brands Limited. Mr. Deeb also serves on the board of Lynx Investment Advisory, Inc. (Washington DC)and Capital Investment Circle Plc. (Dublin, Ireland).

     Robert M. Rubin. Mr. Rubin has served as a director of the Company since October 1996. Since June 1992, Mr. Rubin has served as a director of Diplomat Corporation, a publicly traded company involved in the sale of infantwear and babycare products through direct mail order catalogues.

     Since November 20, 1992, Mr. Rubin has served as the Chairman of the Board of Directors of Western Power & Equipment Corp. ("WPEC"), a construction equipment distributor. Between November 20, 1992 and March 7, 1993, Mr. Rubin served as Chief Executive Officer of WPEC. Between October, 1990 and January 1,1994, Mr. Rubin served as the Chairman of the Board and Chief Executive Officer of American United Global Inc., a technology and communication company and majority owner of WPEC ("AUGI") and since January 1, 1994, solely as Chairman of the Board of AUGI. Mr. Rubin was the founder, President, Chief Executive Officer and a Director of Superior Care, Inc. ("SCI") from its inception in 1976 until May 1986 and continued as a Director of SCI (now known as Olsten Corporation ("Olsten")) until the latter part of 1987. Olsten, a New York Stock Exchange listed company, is engaged in providing home care and institutional staffing services and health care management services. Mr. Rubin is also a Director and minority stockholder of Response USA, Inc., a public company engaged in the sale and distribution of personal emergency response systems. Mr. Rubin is also Chairman and a principal stockholder of ERD Waste Corp., a public company specializing in the management and disposal of municipal solid waste, industrial and commercial nonhazardous solid waste and hazardous waste. In September 1997 ERD Waste Corp. filed for protection under title 11 for reorganization under Chapter 11 of the Bankruptcy Code.

     Mr. Rubin's involvement with all of the aforementioned companies may result in conflicting demands for his time. Management believes that the Company has taken adequate measures to assure that Mr. Rubin will devote the amount of time to the Company that it deems necessary. However, there can be no assurance that all such conflicting demands will be resolved in favor of the Company.

     Victoria Zacharias. Ms. Zacharias has been a director of Med-Emerg Inc. and the Company since their inceptions July 1983 and December 1995, respectively. In 1972, Ms. Zacharias received her nursing degree from The Wellesley School of Nursing in Toronto, Canada. Ms. Zacharias has approximately 25 years of nursing experience in a variety of hospitals located in Ontario, Canada. Ms. Zacharias is the wife of Ramesh Zacharias, the Company's Chief Executive Officer.

     Patrick Michaud. Mr. Michaud has been a director of the Company since April 1997. Since September 1993, Mr. Michaud has been self-employed as an independent financial consultant. From April 1992 to September 1993, Mr. Michaud was Senior Vice-President and Chief Financial Officer of Majestic Electronic Stores, Inc., a publicly traded specialty electronics retailer. From 1990 to 1993, Mr. Michaud was a director of Continental Pharma Cryosan, a company which at the time was a publicly traded healthcare company. Mr. Michaud received his BA in Engineering Civil in 1974 from the Royal Military College of Canada, his MBA in 1980 from the University of Western Ontario, and a certified general accounting degree in 1985 from the Certified General Accountants Association of Ontario.

ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the cash compensation, as well as certain other compensation paid or accrued to the Company's Chairman, Chief Executive Officer and Chief Operating Officer for the fiscal years ended December 31, 1995, 1996 and 1997. No other executive officer has a total annual salary and bonus of more than U.S.$100,000 during the reporting periods.


                                              Annual Compensation
                                       ----------------------------
                                                                Other
Name And Principal Position            Year    Salary    Bonus  Compensation
-------------------------------------  -------------------------------------------------
Ramesh Zacharias..................       1997  $214,000   $     0    $13,064
Chief Executive Officer                  1996  $169,462   $     0    $19,582(1)
                                         1995  $ 73,000   $     0    $83,004(1)

Carl Pahapill.....................       1997  $185,000   $     0    $     0
Chief Operating Officer, President       1996  $131,845   $15,000    $ 9,000(2)
                                         1995  $      0   $     0    $31,000(2)

All Officers and Directors as a Group
(8 persons) ......................       1997  $519,013   $     0    $13,064
                                         1996  $454,686   $17,500    $28,582


(1) In addition to being the Chief Executive Officer of the Company, Dr. Zacharias on occasion covers physician assignments that the Company is otherwise unable to fill. For each assignment that Dr. Zacharias covers, he is paid as an independent contracting physician. This amount represents fees paid to Dr. Zacharias for services rendered as a physician.
(2) Represents fees paid to Mr. Pahapill for acting as a consultant to the Company from September 1995 through December 1995.

COMPENSATION PAID TO DIRECTORS

All directors shall serve for a term of one year or until their respective successors have been duly elected. With the exception of Robert M. Rubin, outside directors of the Company received approximately $10,000 in 1997 for acting in such capacities and were reimbursed for all reasonable expenses incurred in connection with activities on behalf of the Company. Mr. Rubin received 50,000 shares of Common Stock in 1997 in consideration of services rendered in his capacity as a director of the Company. In addition, the Company granted Mr.Rubin an option to purchase up to 700,000 shares of Common Stock at US $.75 per share, which option was granted because of his extensive experience in the healthcare industry and his ability to assist the Company in identifying and evaluating potential acquisitions and joint ventures.

EMPLOYMENT AGREEMENTS

All of the Company's executive officers intend to devote their full business time to the affairs of the Company. The Company is currently party to employment agreements with both Dr. Zacharias and Mr. Pahapill. Dr. Zacharias' agreement provides that he will devote all of his business time to the Company in consideration of an annual salary of $204,000 for 1997, increasing incrementally to $225,000 per year during the final year of the agreement. The agreement is for a term of three years, but may be terminated by the Company for cause, or without cause with penalty. Mr. Pahapill's agreement is for a term of two years, but may be terminated by the Company for cause or without cause with penalty. The agreement provides that Mr.Pahapill will devote all of his business time to the Company in consideration of an annual salary of $175,000. The Company has no current plans to enter into employment agreements with any of its other officers.

ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLAN

In April 1997, the Board of Directors and shareholders adopted and approved the Company's 1997 Stock Option Plan (the "Plan" or the "1997 Stock Option Plan"). The Plan is to be administered by the Board of Directors or by a committee appointed by the Board (the "Plan Administrator"). Pursuant to the Plan, options to acquire an aggregate of 638,000 shares of Common Stock may be granted, 229,300 of which have been granted. The Plan is to provide for grants to employees and directors of the Company. Of the 229,300 granted options, 65,000 were granted to Mr. Pahapill, 65,000 were granted to Dr. Zacharias, 15,000 were granted to each of Mr. Thomson, Ms. Gamble, Mr. Deeb, and Ms. Jones. The remaining 39,300 were granted to key employees of the Company.

WARRANTS

In April 1998, the Board of Directors approved the issuance of warrants to purchase up to 300,000 shares of Common Stock of the Company to Infusion Capital Investment Corporation., a company related to the Company's investor relations services firm (the "Holder"). The Holder of the Warrants may purchase up to 300,000 fully paid and non-assessable shares of Common Stock at a price of US$4.65 per share, at any time beginning on the first vesting date as hereinafter described and expiring the later of the following two dates: (1) no earlier than 12 months after the last vesting date or (2) 12 months from the date that the Securities and Exchange Commission declares effective a registration statements pursuant to which the stock underlying the warrants is registered. The Holder's right to purchase the stock shall vest monthly commencing June 14, 1998, a follows: (i) seventy-five thousand (75,000) shares of Common Stock on July 14, 1998; (ii) twenty-five thousand (25,000) shares of Common Stock on the 14th of each and every month from August 14, 1998 to April 14, 1999.

ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Between 1994 and 1996, the Company loaned, and such amount was outstanding as of December 31, 1997, an aggregate of $137,719 to Dr. Zacharias and Victoria Zacharias and two of their affiliated companies. Of such loans, $48,224 was used to acquire a residence, $37,255 arose in connection with the transfer of shares of an unrelated company's stock from two of the Company's subsidiaries to two unrelated companies owned by the Zacharias', and $39,247 was loaned to satisfy tax liabilities of the Zacharias'. These loans are non-interest bearing with no specific repayment terms. In February 1998, the Company repurchased 37,456 shares of its common stock from Ramesh and Victoria Zacharias at a purchase price of US $2.75 per share. The aggregate consideration payable by the Company was used to repay all outstanding amounts owed by Dr. Zacharias and Victoria Zacharias and their affiliated companies.

In June 1996, the Company loaned $60,000 to Carl Pahapill, the Company's President, to purchase 100,000 shares of Common Stock in the Company. The loan is non-interest bearing, unsecured and repayable over a five year period with principal payments commencing in June 1999.

On November 1, 1996, the Company effected a recapitalization (the "Recapitalization") whereby Dr. Zacharias, the Company's Chief Executive Officer and Director, and Victoria Zacharias, a Director of the Company, converted an aggregate of 2,203,333 shares of Common Stock into an aggregate of 500,000 shares of preferred stock. Also as part of the Recapitalization, the Company issued Hampton House an aggregate of 610,000 shares of Common Stock, valued at $1,695,800, for past services rendered, including the identification of potential acquisition candidates, such as the St. George's Medical Clinic, and assisting the Company in developing a strategic business plan. See "Business--November 1996 Recapitalization" for a description of the Recapitalization.

On November 1, 1996, the Company granted Robert Rubin, a director, an option to purchase 700,000 shares of Common Stock at US$.75 per share and approved the issuance of 50,000 shares of Common Stock, all of which shares were issued in 1997 in consideration of services rendered to the Company as director. Mr. Rubin has also extended the Company a US$800,000 line of credit which bears interest at 2% above the prime rate. As of December 31, 1997, there was a US$200,000 outstanding balance under such line of credit. In January 1998 an additional US$50,000 was drawn under the line of credit. The outstanding balance under the line of credit was repaid out of the proceeds of the Company's Initial Public Offering which was completed in February, 1998.

In connection with the Bridge Financing in January 1997, the Company issued 8% promissory notes in the principal amount of US$500,000 and an aggregate of 125,000 shares of Common Stock to four investors for gross proceeds of US$500,000. Robert Rubin, a director of the Company, purchased a promissory note in the principal amount of US$150,000 and 37,500 shares of Common Stock. To comply with the National Association of Securities Dealers, Inc., Mr. Rubin and the another investor agreed to surrender to the Company for cancellation without consideration an aggregate of 62,500 shares of Common Stock obtained in the bridge financing. The Company remained obligated to repay the promissory notes issued to the two investors in the aggregate principal amount of $250,000, upon the closing of the Initial Public Offering.

In April 1997, the Company granted options to purchase an aggregate of 229,300 shares of Common Stock pursuant to the 1997 Stock Option Plan to certain of its directors, executive officers and employees. These options are exercisable at US$2.50 per share.

Except with respect to the non-interest bearing loans made to the Zacharias' and Mr. Pahapill, the Company believes all previous transactions between the Company and its officers, directors or 5% stockholders, and their affiliates were made on terms no less favorable to the Company than those available from unaffiliated parties. In the future, the Company will present all proposed transactions with affiliated parties to the Board of Directors for its consideration and approval. Any such transaction will be approved by a majority of the disinterested directors.


                                    PART II

ITEM 14: (Not Applicable)

                                    PART III

ITEM 15:  (Not Applicable)

ITEM 16:  (Not Applicable)

ITEM 17:  FINANCIAL STATEMENTS


The financial statements filed as part of this Annual Report are listed in Item 19 - Financial Statements and Exhibits.

All financial statements herein are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP.

ITEM 18: FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report:

A.   FINANCIAL STATEMENTS


     -    Consolidated Balance Sheet as at December 31, 1997 and 1996.

     - Consolidated Statement of Operations and Deficit for the years ended December 31, 1997, 1996 and 1995.

     - Consolidated Statement of Changes in Financial Position for the years ended December 31, 1997, 1996 and 1995.

     -    Notes to Consolidated Financial Statements


B.   EXHIBITS


Number  Description

3.1*    Certificate of Incorporation and Amendments thereto of the Company.

3.2*    By-laws of the Company.

10.1*   Employment Agreement between the Company and Ramesh Zacharias.

10.2*   Employment Agreement between the Company and Carl Pahapill.

10.3*   Operating lease covering the Company's facilities.

10.4*   1997 Stock Option Plan.

10.5*   Loan Agreement between the Company and Carl Pahapill.

10.6*   Corporate Resolution Regarding November Recapitalization.

10.7*   Form of Hospital Contract.

10.8*   Form of Physician Contract for Clinical Operations.

10.9*   Form of Physician Contract for Emergency Services.

10.10* Letter of Credit Agreement dated April 17, 1997 between the Company and Robert Rubin.


10.11* Amendment to April 17, 1997 Letter of Credit Agreement between the Company and Robert Rubin dated January 30, 1998.


21.1*  List of Subsidiaries.

23.1   Consent of Schwartz Levitsky Feldman, Chartered Accountants.

23.2   Consent of KPMG, Chartered Accountants.

23.3   Consent of Borden & Elliot, Canadian counsel to the Company.


* Incorporated by reference to Registrant's registration statement on Form F-1, Registration Statement No. 333-21899.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              MED-EMERG INTERNATIONAL, INC.


                              /s/ Carl Pahapill
                              --------------------------------------
                              Carl W. Pahapill, CA
                              President and Chief Operating Officer

DATE:  June 30, 1998

                         MED-EMERG INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS


     Auditors' Report to the Shareholders,  1997..... ..F - 2

     Auditors' Report to the Directors, 1996 and
     1995...............................................F - 3

     Consolidated Balance Sheets as at December 31, 1997
     and 1996...........................................F - 4

     Consolidated Statement of Operations and Deficit
     for the years ended December 31, 1997, 1996
     and 1995...........................................F - 5

     Consolidated Statement of Changes in Financial
     Position for the years Ended December 31, 1997,
     1996 and 1995......................................F - 6

     Notes to Consolidated Financial Statements.........F - 7

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Med-Emerg International Inc. as at December 31, 1997 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and the results of its operations and the changes in its financial position for the year ended in accordance with generally accepted accounting principles.

Canadian generally accepted accounting principles differ in some respects from those applicable in the United States of America (note 19).




                             /s/  Schwartz Levitsky Feldman
                             Chartered Accountants

Toronto, Ontario
May 5, 1998

                       AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheet of Med-Emerg International Inc. as at December 31, 1996 and 1995 and the consolidated statements of operations and retained earnings (deficit) and changes in financial position for each of the years in the two year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Med-Emerg International, Inc. as at December 31, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the two year period ended December 31, 1996 in accordance with accounting principles generally accepted in Canada.

Under date of March 26, 1997 we expressed an unqualified opinion on the Company's consolidated financial statements as at December 31, 1996 and for the year then ended. As discussed in note 2, subsequent to March 26, 1996, material adjustments have been reflected in the attached consolidated financial statements as at December 31, 1996 and for the year then ended. Because of the material effect of these adjustments, we hereby withdraw our previously issued report dated March 26, 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended December 31, 1996 and the shareholders' equity as of December 31, 1996 and 1995, to the extent summarized in note 18 to the consolidated financial statements.

The consolidated balance sheet of Med-Emerg, Inc. (a wholly owned subsidiary of Med-Emerg International, Inc.) as at December 31, 1994 and the consolidated statement of earnings and changes in financial position for the year then ended, were audited and reported on separately by other auditors who expressed an opinion without reservation on those statements in their report dated March 15, 1995. We have audited the statements of earnings and changes in financial position of Med-Plus Health Centres Ltd. (a wholly owned subsidiary of Med-Emerg International, Inc.) for the year ended December 31, 1994. The contribution of Med-Plus Health Centres Ltd. to revenues and net income of Med-Emerg International, Inc. for the year ended December 31, 1994 represented 14% and 17% of the respective restated totals. We also audited the combination of the accompanying consolidated statements of operations and retained earnings (deficit) and changes in financial position of Med-Emerg International, Inc. for the year ended December 31, 1994. In our opinion, such consolidated statements have been properly combined on the basis described in note 1(a) of the notes to the consolidated financial statements.



                                     /s/  KPMG
                                     Chartered Accountants
Mississauga, Canada
March 26, 1997, except for Notes 2, 11, 12 and 19 for which the date is January 27, 1998.

MED-EMERG INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)
AS AT DECEMBER 31, 1997 AND 1996



[CAPTION]
                                                          1997          1996
                                                       ----------   -----------

ASSETS
CURRENT ASSETS:
Cash                                                   $   554,432  $    75,135
Accounts receivable                                      2,164,883    2,108,139
Prepaid and other                                          357,308       63,109
                                                        ----------    ---------
                                                         3,076,623    2,246,383
LOANS TO SHAREHOLDERS AND DIRECTORS (note 6)                87,471       87,471
DUE FROM AFFILIATES (note 7)                                57,060       52,227
LOAN TO OFFICER (note 8)                                    60,000       60,000
CAPITAL ASSETS (note 9)                                    551,019      246,520
DEFERRED TAXES                                             186,880      146,554
OTHER ASSETS (note 10)                                   1,182,518      700,668
                                                         ---------    ---------
                                                       $ 5,201,571  $ 3,539,823
                                                         =========    =========

               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Bank indebtedness (note 11)                            $ 1,406,266  $ 1,308,940
Accounts payable and accrued liabilities                 2,611,615    1,986,352
Lease obligations - current portion                         48,050        -
Promissory notes payable (note 12)                         941,074      143,732
                                                         ---------    ---------
                                                         5,007,005    3,439,024
OBLIGATIONS UNDER CAPITAL LEASES (note 16)                  79,352        -
                                                         ---------    ---------
                                                         5,086,357    3,439,024
SHAREHOLDERS' EQUITY:
Capital Stock (note 13)                                  8,627,479    8,140,979
Contributed Surplus (note 13)                            1,246,000    1,246,000
Deficit                                                 (9,758,265)  (9,286,180)
                                                         ---------    ---------
                                                           115,214      100,799
Commitments and contingencies (notes 11, 16
and 20)                                                $ 5,201,571  $ 3,539,823
                                                         =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

MED-EMERG INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(IN CANADIAN DOLLARS)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                 1997            1996            1995
                                                ------          ------          ------
Revenue                                     $ 11,572,667    $ 10,817,048    $ 10,983,553
Physician fees and other direct costs          8,749,735       8,554,396       8,406,631
                                              ----------      ----------      ----------
                                               2,822,932       2,262,652       2,576,922
Expenses:
Salaries and benefits                          1,570,452       1,450,320       1,327,912
General and administration                       514,808         469,721         335,943
Occupancy costs and supplies                     374,679         355,603         375,071
Travel and marketing                             163,679         142,909         109,176
Stock compensation                               139,000       2,941,800            -
Depreciation and amortization                    128,130          78,379          49,342
Write-off of deferred start-up costs (note 5)       -            509,337         663,448
                                              ----------      ----------      ----------
                                               2,890,748       5,948,069       2,860,892
                                              ----------      ----------      ----------
Loss before interest, bridge financing and
dividend income                                  (67,816)     (3,685,417)       (283,970)
Interest, bridge financing and dividend
income (expense), net                           (444,878)        (55,461)         54,930
                                              ----------      ----------      ----------
Loss before income taxes                        (512,694)     (3,740,878)       (229,040)
Income tax recovery (expense)                     40,609         146,554         (71,447)
                                              ----------      ----------      ----------
Net loss                                        (472,085)     (3,594,324)       (300,487)
Retained earnings (deficit), beginning
of period                                     (9,286,180)       (166,442)        338,051
Dividends                                          -                -            (80,383)
Excess of redemption price over issuance
price of preference shares (note 13(a))            -          (5,525,414)            -
Excess of redemption price over issuance of
common shares (note 12)                            -                -           (123,623)
                                              ----------      ----------      ----------
Deficit, end of period                      $ (9,758,265)   $ (9,286,180)   $   (166,442)
                                              ----------      ----------      ----------
Basic loss per share (note 18)              $      (0.24)   $      (1.18)   $      (0.13)
                                              ==========      ==========      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

MED-EMERG INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(IN CANADIAN DOLLARS)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                      1997            1996              1995
                                                  -----------      -----------      -----------
Cash provided by (used for):
Operations:
Net income (loss)                               $    (472,085)    $  (3,594,324)    $   (300,487)
Items not affecting cash
Depreciation and amortization                         128,130            78,379           49,342
Amortization of bridge financing costs                272,648            -                  -
Deferred income taxes                                 (40,326)         (146,554)            -
Stock compensation                                    139,000         2,941,800             -
Changes in non-cash operating working capital:
Accounts receivable                                   (56,744)          235,367         (883,474)
Prepaid and other                                    (566,847)           98,340          (71,887)
Accounts payable and accrued liabilities              625,263            65,824          793,848
Income taxes payable                                    -               (27,319)           7,036
                                                    ---------         ---------        ----------
                                                       29,039          (348,487)        (405,622)
Investing:
Acquisition                                             -              (324,863)            -
Additions to capital assets                          (389,874)          (94,794)         (63,291)
Loans to shareholders and directors                     -               (37,203)         (43,915)
Loan to officer                                         -               (60,000)            -
Other assets                                         (524,605)         (196,534)          15,000
                                                    ---------         ---------        ---------
                                                     (914,479)         (713,394)         (92,206)
Financing:
Issuance of common shares                             347,500           919,576             -
Issuance of promissory note payable (note 12)         929,825           193,732             -
Repayment of promissory note payable                 (132,483)          (50,000)            -
Obligation under capital lease                        127,402             -                 -
Dividends                                               -                 -              (80,383)
Due from affiliates                                    (4,833)          (14,972)         (37,255)
Redemption of shares                                    -                 -             (123,640)
                                                    ---------         ---------        ---------
                                                    1,267,411         1,048,336         (241,278)
                                                    =========         =========        =========
Increase (decrease) in cash position                  381,971           (13,545)        (739,106)
Cash position, beginning of period                 (1,233,805)       (1,220,260)        (481,154)
                                                    ---------         ---------        ---------
Cash position, end of period                    $    (851,834)    $  (1,233,805)    $ (1,220,260)
                                                    =========         =========        =========
Cash position is defined as:
Cash                                            $     554,432     $      75,135     $      5,035
Bank indebtedness                                  (1,406,266)       (1,308,940)      (1,225,295)
                                                    ---------         ---------        ---------
                                                $    (851,834)    $  (1,233,805)    $ (1,220,260)
                                                    =========         =========        =========

  The accompanying notes are an integral part of these consolidated financial statements.

MED-EMERG INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
DECEMBER 31, 1997


1.   PRINCIPLES OF CONSOLIDATION

  On January 22, 1996, the newly incorporated Med-Emerg International, Inc. (the "Company") acquired all of the shares of two related companies, 927563 Ontario Inc. and 927564 Ontario Inc., in exchange for 2,333,333 shares of the Company which has been recorded at the acquired companies' aggregate net book value of $(166,253).

  The company and its wholly owned subsidiaries, 927563 Ontario Limited, 927564 Ontario Limited, Med-Emerg Inc., Med-Plus Health Centre Ltd., and Med Emerg Urgent Care Centres Inc. respectively are incorporated under the Ontario Business Corporations Act. The companies operate under the trade name Med-Emerg International.

  The consolidated statements include the accounts of Med-Emerg International, Inc. and its subsidiaries (collectively call the "Company").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Consolidation

     The formation of the Company and the transfer to all of the shares of 927563 Ontario Inc. and 927564 Ontario Inc. constituted the combination of companies under common control; accordingly, these transactions have been recorded in a manner similar to a pooling of interest and the consolidated balance sheet of the Company as of the date of acquisition of the numbered companies reflects the combination of the book value of assets and liabilities of the predecessor companies. The consolidated statements of operations for periods prior to the formation of the Company reflect the combination of the historical results of operations of the predecessor entities for all years presented.

     Investments in jointly controlled partnerships are accounted for using the proportionate consolidation method whereby the Company's proportionate share of revenues, expenses, assets and liabilities is recorded in the accounts.

     Significant intercompany accounts and transactions have been eliminated.

b)   Development and Start-up Costs

     Direct costs incurred, net of any revenue, during the development and start-up period for a new clinic are deferred until the clinic reaches a commercial level of activity and is then amortized on a straight-line basis over five years. If a subsequent decision is made to discontinue the clinic, or if there is no longer reasonable assurance that the amounts deferred are recoverable from operations of the clinic, the unamortized balance is written off.

c)   Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

d)   Capital Assets

     Capital assets are recorded at cost and are amortized over their estimated useful lives at the undernoted rates and methods:


Furniture and fixtures    20%    Declining balance
Computer software        100%    Declining balance
Computer hardware         30%    Declining balance
Leasehold improvements  5 years      Straight-line

e)   Goodwill

     Goodwill is recorded at cost and is being amortized over a period of 10 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected future operating results. Impairment, if any, is measured based upon an estimate of the fair value of goodwill. The assessment of the recoverability of goodwill will be impacted if estimated future operating results are not achieved.

f)   Revenue Recognition

     The Company provides emergency department physician staffing and administrative support services to hospitals pursuant to contracts under which the Company's services are provided on a monthly fee basis or on a per shift basis. The Company recognizes revenues under its contracts with hospitals as its services are rendered, based on an accrual of the monthly fee or actual shifts worked, in accordance with the terms of the contract. The Company's fees are based on the individual requirements of each hospital as it relates to the hours of coverage, the patient volume, the hospital's location and the availability of a local physician pool. In addition, the Company recognizes revenues as medical services are rendered by physicians under contract with the Company, in accordance with the Ontario Health Insurance Plan (OHIP). The Company bills and collects from OHIP all fees relating to medical services rendered by the physician. The Company then pays the physician for the medical services provided based on the terms of the contract between the Company and the physician. The Company's gross margin on hospital contracts is comprised of approximately 8% to 20% of OHIP billings plus the administrative fees charged to the hospital.

     The Company's clinical operations and urgent care centres provide family practice and walk-in medical services to patients. The Company recognizes revenue as medical services are rendered and billed in accordance with the Ontario Health Insurance Plan. The Company's physician contracts are entered into between the Company and individual physicians and are either part-time or full-time. In general, each contracted physician will be placed in a functioning facility by the Company and the Company bills and collects from OHIP all fees relating to medical services rendered by the physician. The Company then pays the physician for the medical services provided based on the terms of the contract between the Company and the physician. The Company's gross margin on such physician's medical services ranges from 35% to 43%.

g)   Deferred Income Taxes

     The Company follows the "deferral method" of accounting for deferred income taxes under Canadian GAAP pursuant to which the Company records deferred income taxes on "timing differences" (differences between accounting and tax treatment of revenue and expenses), using rates effective for the year in which the timing differences arise.

     In addition, the Company did not recognize future tax benefits in connection with capital losses carried forward because it is not likely that the company would realize these tax benefit.

3.   REVISION AND RESTATEMENT OF 1996 CONSOLIDATED FINANCIAL STATEMENTS

  During 1996, the Company undertook a capital restructuring, as described in
  Note 13. The Company recorded the issuance of these shares or agreements to issue shares and options at the ascribed value of $1.00 per share in the December 31, 1996 financial statements. In 1997, the Company determined that the ascribed value of $1.00 per share used to record these transactions was an inappropriate measure of fair market value of the shares, accordingly the financial statements for the year ended December 31, 1996 have been restated. These transactions have been measured at a value of $2.78 (US$2.05) per share.

  The impact of the reinstatement of the 1996 consolidated financial statements for these issuances of shares is an increased loss of $2,331,800, for the year ended December 31, 1996 compared to the amount previously presented.

4.   ACQUISITIONS

  Effective August 1, 1996, the Company purchased certain assets and assumed certain liabilities of the St. George Medical Clinic, a Health Services Organization for cash of $15,525, a non-interest bearing promissory note payable of $193,732, payable in 15 equal monthly instalments and 75,000 common shares of the Company valued at $75,000.

  Effective January 1, 1996, the Company purchased a 33 1/3% interest in Glenderry Medical Clinic, Partnership for consideration of $27,208.

  The following is a summary of assets purchased and liabilities assumed:


                          St. George    Glenderry       Total
                          ----------    ---------     ----------
Total assets                 $127,588      $55,189      $182,777
Goodwill                      427,537       22,069       449,606
Less liabilities assumed     (270,868)     (36,652)     (307,520)
                             --------      -------      --------
                              284,257       40,606       324,863
Cash                                       (13,398)      (13,398)
                             --------     --------      --------
                             $284,257      $27,208      $311,465
                             ========     ========      ========

  Summarized unaudited balance sheet information of the Company's proportionately consolidated 33 1/3% interest in Glenderry Medical Clinic, Partnership at December 31, 1997 and December 31, 1996 is as follows:


                                            1997          1996
Current assets                             $41,455       $58,222
Capital assets, net                          2,309         1,747
Current liabilities                        (50,352)      (50,861)
                                           -------       -------
Equity                                     $(6,588)      $ 9,108
                                           =======       =======

  Summarized unaudited results of operations and cash flow information of the Company's proportionately consolidated partnership interest for the years ended December 31, 1997 and December 31, 1996 is as follows:

                                            1997                  1996
Revenue                                   $211,279              $253,117
Expenses                                   225,879               250,243
                                          --------              --------
Net income (loss)                         $(14,600)             $  2,874
Changes in non-cash components of
working capital                              3,053                (4,705)
                                          --------              --------
Cash flows from operations                 (11,547)               (1,831)
Cash flows from investing activities        (1,026)                 (393)
                                          --------              --------
Increase (decrease) in cash position      $(12,573)             $ (2,224)
                                          ========              ========

  The proportionate taxable income or loss of the partnership is included in the taxable income of the respective partners. Accordingly, no provision for income taxes on this entity is included in the above amounts.

5.   WRITE-OFF OF DEFERRED START-UP COSTS


                                                    1997       1996
Write-off of deferred start-up project costs        $   -      $466,462
Write-off of advances relating to Malaysia project      -        42,875
                                                    -----      --------
                                                    $   -      $509,337
                                                    =====      ========

  Effective September 18, 1995, the Company acquired 60% of the outstanding shares of Canadain Medical Centres s.r.o., a medical clinic in Prague, Czech Republic by agreeing to fund development and start-up costs. The remaining 40% of the shares were acquired by December 31, 1995, as part of continued funding.

  Subsequent to the acquisition, the Company determined that there was no reasonable assurance that the deferred development and start-up costs would be recovered from future operations. Deferred development and start-up costs totaling $663,448 have been written off at December 31, 1995. Additional costs incurred subsequent to the acquisition in the year ended December 31, 1996 in the amount of $466,462 have been written-off.

  The Company is no longer providing funding for the clinic in Prague.

6.   LOANS TO SHAREHOLDERS AND DIRECTORS


                                                         1997       1996
Loans to shareholders and directors, unsecured, non-
Interest bearing, with no specific terms of repayment    $87,471    $87,471
                                                         =======    =======

  Concurrent with the initial public offering disclosed in note 17, the Company will repurchase 37,456 common shares held by directors, as consideration for the repayment of loans to directors and shareholders totaling $87,471 as well as amounts due from affiliates totaling $50,248.

  The purchase of the 33 1/3% partnership interest in Glenderry Medical Clinic as described in note 3, was from the Chief Executive Officer of the Company.

7.   DUE FROM AFFILIATES

  The amounts due from affiliates are non-interest bearing and due on demand. Repayment of these amounts is described in note 6 above.

8.   LOAN TO OFFICER


                                                        1997       1996
                                                        ----       ----
  Loan to officer, unsecured, non-interest bearing,
  repayable over a 5-year period with principle
  repayments commencing December, 1998                  $60,000    $60,000
                                                        -------    -------

9.   CAPITAL ASSETS


                                               1997                     1996
                                               ----                     ----
                                           Accumulated
                                Cost       Amortization    Net           Net
                                ----       ------------    ---           ---
  Furniture and fixtures     $  307,220      $135,053    $172,167     $  91,556
  Computer software              82,235        80,529       1,706        14,709
  Computer hardware             325,310       206,509     118,801       121,481
  Leasehold improvements        344,602        86,257     258,345        18,774
                             ----------      --------    --------      --------
                             $1,059,367      $508,348    $551,019      $246,520
                             ==========      ========    ========      ========

10.  OTHER ASSETS


                                                             1997          1996
                                                             ----          ----
  Goodwill (note 4) (net of accumulated amortization of
  $60,569; $17,814 at December 31, 1996)                  $  389,037    $431,792
  Deferred start-up costs                                    219,136      58,574
  Deferred charges relating to proposed financing
    (note 17)                                                564,345     153,907
  Loan to Preventative Health Innovations Inc., unsecured,
  non-interest bearing                                           -        48,895
  Other                                                       10,000       7,500
                                                          ----------    --------
                                                          $1,182,518    $700,668
                                                          ==========    ========

11.  BANK INDEBTEDNESS

  The Company had bank credit facilities totaling $1,200,000 which was drawn on by demand loans at the bank's prime rate plus 1 1/2%. The bank indebtedness is secured by a general security agreement over all of the Company's assets.

  The terms of the banking agreement contain, among other provisions, requirements for maintaining defined levels of net worth and financial ratios. At December 31, 1997 and December 31, 1996, the Company did not comply with the covenants and on December 12, 1997, the Company agreed with its bank to reduce its line of credit and repaid its entire bank indebtedness on February 25, 1998.

  The Company entered into an agreement to establish a new credit facility on March 23, 1998 with the Hong Kong Bank of Canada. The new facility provides an available demand, revolving, operating line of credit amounting to $2,000,000, bearing interest at the bank's prime lending rate plus 0.5% per annum with interest payable monthly, and an available demand, non-revolving, capital line of credit amounting to $1,000,000, for use in the acquisition of unspecified fixed assets, bearing interest at the bank's prime lending rate plus 0.75% per annum with interest payable monthly. As security, the Company has provided a first-ranking general assignment of accounts receivable, a general security agreement constituting a first charge over all present and future personal property of the Company, a chattel mortgage over all equipment financed by the capital loan, an assignment of all risk insurance policies and an assignment of key man life insurance of a director in the amount of $1,000,000.

12.  PROMISSORY NOTES PAYABLE

     Promissory notes payable are represented by the following:


                                                       1997         1996
                                                       ----         ----
a) Bridge financing (note 13)                        $715,250     $   -
b) Promissory note with interest at prime plus 2%
   repayable from the proceeds of the initial public
   offering                                           214,575         -
                                                     --------
                                                      929,825
c) Note payable on acquisition (note 4)                11,249      143,732
                                                     --------     --------
                                                     $941,074     $143,732
                                                     ========     ========

13.  CAPITAL STOCK

     Authorized

     Unlimited number of following classes of classes of shares:

     Preferred shares, voting, non-redeemable, non-retractable, having a cumulative dividend of US$0.27 per share, convertible to common shares
     Class "A", redeemable, retractable, non-cumulative preferred shares, Class "B", redeemable, retractable, non-cumulative preferred shares, Common shares

     Issued


                                                    1997          1996
                                                    ----          ----
500,000   Preference shares                      $6,120,000    $6,120,000
1,990,000   Common shares (1,815,000 in 1996)     2,507,479     2,020,979
                                                 ----------    ----------
                                                 $8,627,427    $8,140,979
                                                 ==========    ==========

                                                                 Common shares
                                                              Number       Amount
                                                            ---------    --------
Balance, December 31, 1995                                        183        189
Shares redeemed on reorganization                                (183)      (189)
Issuance of shares upon reorganization                      2,333,333        189
Shares issued on private placement                          1,000,000    844,576
Shares issued on purchase of St. George Medical Clinic,
Partnership                                                    75,000     75,000
Share exchange                                             (2,203,333)  (594,586)
Shares issued in connection with past services                610,000  1,695,800
                                                            ---------  ---------
Balance, December 31, 1996                                  1,815,000  2,020,979
Shares issued related to bridge financing in January 1997     125,000    347,500
Shares issued to director as compensation                      50,000    139,000
                                                            ---------  ---------
Balance, December 31, 1997                                  1,990,000  2,507,479
                                                            ---------  ---------

  In connection with the acquisition of all of the common shares of 927563 Ontario Inc. and 927564 Ontario Inc. as described in note 2(a), the Company issued as consideration 2,333,333 common shares.

  On January 22, 1996, the Company completed a private stock offering, issuing 1,000,000 common shares for net proceeds of $844,576 after deducting issue costs of $155,424, and 1,000,000 warrants to acquire common shares at $2.00 per share, expiring in January 1999.

  In connection with the acquisition of St. George Medical Clinic, Partnership described in note 4, on August 1, 1996, the Company issued 150,000 common shares at an ascribed value of $1.00 per share. In connection with the capital restructuring, the shareholder contributed 75,000 shares of such common stock to the share capital of the Company (note 20).

  On November 1, 1996, the Board of Directors authorized the following capital restructuring:

  a) The controlling shareholders exchanged 2,203,333 common shares for 500,000 voting preferred shares, having an ascribed value of US$4,500,000 at the date of issuance. Each share entitles the holder to eight votes per share until the Company engages in a public offering of its securities at which time each share will be entitled to one vote per share. Each share is convertible into one and one-half shares of common stock of the Company at the option of the holder for a ten year period form the date of issuance. At the end of the ten year period, the Preferred Shares are convertible at the option of the holder into such number of shares of the Company's Common Stock as is equal to the ascribed value of US$4,500,000 divided by the then current market value of the Common Stock.

       The preferred share are entitled to receive a cumulative dividend of US$0.27 per share payable in cash or equivalent common shares based on their then quoted market value from the date of closing of the initial public offering.

       The issuance of the preferred shares was recorded in the amount of $6,120,000 based on the value ascribed to the shares, translated at the exchange rate in effect at the date of issuance, and resulted in a charge of $5,525,414 to retained earnings, which represents the excess of the value ascribed to the preferred shares issued over the carrying value of the common shares cancelled.

     The preference shares were, at the time of their issue, redeemable and retractable by the holder. On October 24, 1997, the attributes of the shares were changed and the shares ceased to be redeemable and retractable.

  (b) The Company issued 610,000 shares to a shareholder in consideration of past services rendered including the identification of potential acquisition candidates and assisting the Company in developing a strategic business plan. The issuance of the common shares was recorded at an ascribed value determined at $2.78 per share totalling $1,695,800 as a charge to compensation expense in the Company's 1996 consolidated statement of operations.

  (c) All of the common share purchase warrants issued by the Company on January 22, 1996 were surrendered. No consideration was paid.

  In January 1997, the Company completed a private offering and sale of promissory notes ("Bridge Notes") with a principle amount of US$500,000. In May 1997 and July 1997, the Company issued promissory notes in the amount of US$100,000 and US$50,000, respectively.

  The promissory notes bear interest at rates of 2% - 8% and are due on the earlier of 18 months from the date of issuance or receipt by the Company of at least US$4,000,000 from the sale of its debt and/or equity securities in a public or private funding. The Bridge Note holders also received 125,000 common shares having an ascribed value of $2.78 per common share. The value ascribed to the common shares was accounted for as a financing cost and is being deferred and charged to income over the term to maturity of the Bridge Notes.

  In April 1997, the Board of Directors obtained shareholder approval of the Company's Stock Option Plan (The "Plan"). Pursuant to the Plan, options to acquire an aggregate of 638,000 shares of common stock may be granted. The Plan is to provide for grants to employees, consultants and directors of the Company to enable them to purchase shares. The Company has granted options to purchase an aggregate of 229,300 shares of common stock at an exercise price of US$2.50 per share.

  At December 31, 1997, the company had issued 50,000 common shares to a director of the Company. The issuance of these shares was accounted for as compensation expense as the related services were rendered by the director.

  Under the stock option plan, a director was granted an option on November 1, 1996 to purchase 700,000 common shares of the Company at an exercise price of US$0.75 per share. The difference of $1,246,000 between the fair market value of $2.78 (US$2.05) per share and the exercise price of $1.00 (US$0.75) per share has been charged to earnings and contributed surplus in 1996.

14.  FAIR VALUE OF FINANCIAL INSTUMENTS

  The carrying value of cash, accounts receivable and accounts payable are approximately the fair values because of the short-term nature of these instruments. Other financial instruments held or issued by the Company include amounts due from related parties and promissory notes payable. The Company does not have plans to sell these financial instruments due from related parties to third parties and will realize or settle them in the ordinary course of business. The carrying value of the promissory notes approximates their fair value as they were repaid in full with proceeds from the Company's initial public offering (note 17). The fair value of amounts due from related parties cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) is required to use estimation techniques and cannot reasonably be determined due to the unusual related party aspects of these instruments.

15.  INCOME TAXES

  At December 31, 1997, the Company has non-capital losses available for carry-forward of $704,000. These losses expire in 2003 and 2004. In addition, the Company has capital loss carry-forwards of approximately $368,000 which may be applied against future taxable capital gains. No accounting recognition has been given to the capital loss carry-forwards.

16.  COMMITMENTS

  The Company is committed to payments under operating leases of its premises and equipment totaling $1,024,000. Annual payments for the next five years are as follows:



                  1998     $  293,000
                  1999        298,000
                  2000        230,000
                  2001        111,000
                  2002         92,000
                           ----------
                           $1,024,000

  Obligation under capital lease of $79,352 are included in the above figures. Rent and leasing expenses charged to operations for the year ended December 31, 1997 was $205,463 (December 31, 1996 - $208,050).

17.  SUBSEQUENT EVENTS

  On February 20, 1998 the Company completed an initial public offering of 1,250,000 shares of Common Stock and 1,250,000 Class A Redeemable Common Stock Purchase Warrants for an aggregate public offering of US$5,437,500. Each warrant entitles the holder to purchase one share of common stock at a price of US$4.50 for a four year period commencing one year from the date of completion of the offering. The Company's stock is listed in NASDAQ.

  Upon closing of the Offering, the Company repaid the principal balance of US$500,000 plus interest on the promissory notes issued in the January 1997 private offering as described in Note 13. In addition, the Company repaid US$150,000 due to a director of the Company (note 12). The effect of these transactions is a reduction in promissory notes payable of $929,825.

  Immediately preceding the closing of the Offering, certain investors in the Company's January 1997 private offering surrendered for cancellation an aggregate of 62,500 common shares. The effect of this event is a reduction in shareholders' equity of $173,750 and an equal reduction of other assets.

  The Company used a portion of the proceeds from the initial public offering to fully repay the bank line of credit. The bank line of credit was repaid on February 25, 1998. On March 23, 1998, the company signed a letter of agreement with another bank to establish a $2,000,000 demand revolving operating facility and a $1,000,000 demand non-revolving capital facility as described in note 11.

  On April 24, 1998 the Company entered into a non-binding letter of intent to acquire a family practice clinic. A binding purchase and sale-agreement will be executed upon completion of the due diligence and approval of the Board of Directors.

18.  EARNINGS (LOSS) PER SHARE

  Basic earnings (loss) per share immediately prior to the initial public offering described in note 17 is calculated based on the weighted average number of common shares outstanding during the period. Fully diluted earnings per share has not been presented because stock options and warrants outstanding are anti-dilutive due to the losses incurred by the Company.

19.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the Company, with those in the United States ("U.S GAAP") during the periods presented except with respect to the following:

  Consolidated statements of operations

  If United States GAAP were employed, net income (loss) for the period would be adjusted as follows:


                                           1997                1996            1995
Net income (loss) based on                $(472,085)        $(3,594,324)      $(300,487)
Canadian GAAP
Deferred charges                           (146,777)            (58,574)          --
                                          ---------         -----------       ---------
Net income (loss) based on
United States GAAP                        $(618,862)        $(3,652,898)      $(300,487)
                                          ---------         -----------       ---------
Primary earnings (loss) per share         $   (0.31)        $     (1.51)      $   (0.13)
                                          =========         ===========       =========

  If United States GAAP were employed, retained earnings (deficit) and other assets would be adjusted as follows:


                           1997              1996             1995
Retained earnings
(deficit) based on
Canadian GAAP            $(9,758,265)       $(9,286,180)    $(166,442)
Deferred charges            (219,136)           (58,574)        --
                         -----------        -----------     ---------
                          (9,977,401)        (9,344,754)     (166,442)
                         ===========        ===========     =========

                             1997                1996
Other assets              $1,182,518           $700,668
Deferred charges            (219,136)           (58,574)
                          ----------           --------
                          $  963,382           $642,094
                          ==========           ========

  (a)  Deferred Income Taxes

     Under U.S GAAP, the Company is required to follow Statement of Financial Accounting Standards (SFAS No. 109) "Accounting for Income Taxes", which requires the use of the "asset and liability method" of accounting for deferred income taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities, such as the non-deductible values attributed to assets in a business combination) using current enacted tax rates. In addition, SFAS No. 109 requires the Company to record all deferred tax assets, including future tax assets where it is more likely than not that the asset will not be realized.

  (b)  Deferred Start-up Costs

     Under Canadian GAAP, development and start-up costs, which meet certain criteria, are deferred and amortized. Under United States GAAP, development and start-up costs are expensed as incurred.

  (c)  Earnings Per Share

     U.S GAAP requires common shares and warrants to purchase common shares, issued or exercisable at prices below the initial filing of the registration statement relating to the I.P.O, to be treated as if the common shares were outstanding from the beginning of the period in the calculation of weighted average number of common shares outstanding and loss per share, even where such inclusion is anti-dilutive. Primary earnings per common share is determined using the weighted average number of shares outstanding during the year, adjusted to reflect the application of the treasury stock method for outstanding options and warrants in accordance with U.S. GAAP.

  (d)  Stock Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), was issued by the Financial Accounting Standards Board in October 1995. SFAS 123 establishes financial accounting and reporting standards for transactions in which and entity issues its equity instruments to acquire goods or services from non-employees, as well as stock-based employee compensation plans. All transactions in which goods or services are the consideration received for the issuance of equity instruments are to be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

     For those transactions described in note 13 and under SFAS 123:

     o the issuance of 610,000 shares to a shareholder (note 12(b)) has resulted in a charge to income equal to $1,695,800 in 1996 denoted as stock compensation based $2.78 (US$2.05) per share;

     o the issuance of 125,000 common shares to promissory note holders resulted in a charge to income (finance expense) over the term of the related promissory note payable, at $2.78 (US $2.05) per share equal to $347,500 of which $272,648 has been charged to earnings in the year ended December 31, 1997;

     o the issuance of 50,000 shares to a director for services rendered resulted in a charge to income at $2.78 (US $2.05) per share equal to $139,000 in the year ended December 31, 1997;

     o the issuance of an option on November 1, 1996 to a director to acquire 700,000 shares (note 13) has resulted in a charge to income equal to $1,246,000 in 1996 based on $2.78 (US $2.05) per share, and the "minimum value" method of calculation permitted under SFAS 123 for non-public entities.

  As allowed by the SFAS 123, the Company has decided to continue to use Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" in accounting for the Company's stock Option Plan (the "Polan") for U.S. GAAP purposes, pursuant to which there is no significant difference between U.S. and Canadian GAAP in the accounting for the granting of options under the Plan.

  (e)  Shareholders' Equity

     Under U.S. GAAP, loans issued to officers to acquire stock are presented as a deduction from shareholders' equity (deficit).

     Under Canadian GAAP, the detachable stock purchase warrants issued as in conjunction with the private stock offering on January 22, 1996 and subsequently surrendered, all as described in note 13, have been given no recognition in the financial statements.

     Under U.S. GAAP, detachable stock purchase warrants are given separate recognition from the primary security issued. Upon initial recognition, the carrying amount of the two securities is allocated based on the relative fair values at the date of issuance. Under U.S. GAAP; based on an ascribed fair value of $0.50 for each of the 1,000,000 share warrants issued, share capital would be lower by $50,000 and given that the stock purchase warrants were cancelled during the year, the carrying amount of contributed surplus would be increased by $50,000.

     The effect on shareholders' equity would be as follows:


                                                    1997           1996
Capital stock (as previously shown)
Ascribed fair value of share purchase          $ 8,627,479    $ 8,140,979
warrants issued                                    (50,000)       (50,000)
                                               -----------    -----------
Capital stock U.S. GAAP                          8,577,479      8,090,979
Share purchase loan to officer                     (60,000)       (60,000)
                                               -----------    -----------
Net capital stock -U.S.  GAAP                    8,517,479      8,030,979
                                               -----------    -----------
Contributed surplus (as previously shown)        1,246,000      1,246,000
Share purchase warrants                             50,000         50,000
                                               -----------    -----------
Contributed surplus -U.S. GAAP                   1,296,000      1,296,000
Deficit-U.S.  GAAP                              (9,977,401)    (9,344,754)
                                               -----------    -----------
Shareholders' deficit - U.S. GAAP              $  (163,922)   $   (17,775)
                                               ===========    ===========

  (f)  Consolidated Statement of Changes in Financial Position

     Under U.S. GAAP, bank indebtedness would not be included as a component of cash position in the consolidated statement of changes in financial position. Accordingly, the $97,326 increase at December 31, 1997 (December 31, 1996 - $83,645 decrease) would be presented as a financing activity for each year.

     In addition, under U.S. GAAP, the acquisition of the St. George Medical Clinic (note 4) would be reported on a cash basis in the consolidated statement of changes in financial position. Accordingly, under investing activities, acquisitions of $324,863, reported as of December 31,1996 would be reduced by $268,732, with reductions under financing activities to Issuance of Promissory Notes of $193,732 and issuance of common shares of $75,000.

20.  CONTINGENCIES

  The Company is presently party to one legal proceeding which was commenced on July 4, 1997. This proceeding relates to the November 1996 restructuring (see note 13), in which the Estate of Dr. Donald Munro ("Estate") contributed 75,000 shares of its 150,000 shares of Common Stock to the capital of the Company. The Estate, the applicant in the proceeding, has taken the position that it continues to be the beneficial owners of 150,000 shares of Common Stock. The Company disagrees with the Estate's position and intends to defend this action vigorously. However, in the event that the Company is unsuccessful in its action, the Company will be required to return to this Estate the 75,000 shares which were previously surrendered in the November 1996 re-capitalization. No amount has been accrued in the accounts in respect of this matter.

  Revenue

  The Company's operations are subject to extensive federal and provincial government regulation. Substantially all of the Company's operating revenue is derived from government funded and administered programs. In Canada, the health care system is publicly administered and is largely considered not-for-profit. A large for-profit health care sector nevertheless co-exists within the non-profit section. Ontario Health Insurance Plan fee for service over the past three years previous to 1997 has been "clawed back" to ensure a total spending freeze of $3.8 billion per year in Ontario.

  Clawback adjustments for prior periods, and management's best estimates of clawback adjustments for the current year have been reflected as a liability and are charged to operations. Management's best estimates of clawback adjustments recoverable from physicians and hospitals are recorded in accounts receivable and offset the amount of clawback charged to operations.


                           1997           1996
  Clawback liability        $501,170       $724,713
  Clawback receivable        392,317        510,475
  Clawback expense             --           143,261

  Partnership Interest

  The Company may become contingently liable for some or all of the obligations of the partnership in which it has a direct interest. However, against this contingent liability, the Company would have a claim upon the assets of the partnership and, in certain limited cases, its partners.

  Contracts with Physicians

  The Company contracts with physicians as independent contractors, rather than employees, to fulfill its contractual obligations to hospitals. Therefore, the Company did not historically, and the Company does not currently, withhold income taxes, make Employment insurance and Canada Pension Plan payments, or provide Workers' Compensation Insurance with respect to such independent contractors. The payment of applicable taxes is regarded as the
  responsibility of such independent contractors.   A determination by taxing
  authorities that the Company is required to treat the physicians as employees could have been an adverse effect on the Company and its operations.

  Due to the nature of its business, the Company and certain physicians who provide services on its behalf may be the subject of medical malpractice claims, with the attendant risk of substantial damage awards. The most significant source of potential liability in this regard includes the alleged negligence of physicians placed by the Company at contract hospitals and liabilities in connection with medical services provided at the clinic. Physicians staffed by the company maintain their own malpractice insurance. To the extent such physicians may be regarded as agents of the Company in the practice of medicine, there can be no assurance that a patient would not sue the Company for any medical negligence of such physicians. The Company does not believe it could be held liable for an act of a physician staffed by it unless it could be shown that the Company was negligent in assessing the qualifications of such physician. In addition, in the event that the Company becomes liable, there can be no assurance that its current insurance policy will be adequate to cover any liability.

21.  SEGMENTED INFORMATION

  The Company operates on three areas of emergency related healthcare: the providing of Emergency Medical Services, the providing of Clinical Operations and the providing of Urgent Care.

  The Emergency Medical Services operations involves providing physician staffing and administrative support to emergency departments and physician recruitment services to hospitals and emergency physician groups.

  Clinical operations includes family practices, walk-in services, chiropractic and massage therapy to all patients.

  Urgent Care includes on-site, emergency medical care with laboratory, radiology and pharmacy services.

  Details are as follows:

                                                 1997
                             ---------------------------------------------
                             Emergency
                              Medical     Clinical   Urgent
                              Services   Operations   Care    Consolidated
                             ---------------------------------------------
Revenue                      $9,092,231  $2,480,436  $   --    $11,572,667
Gross Margin                  1,766,035   1,056,897      --      2,822,932
Operating Income (loss)
Before Stock Compensation      (316,704)    387,888      --         71,184
Stock Compensation                --          --         --       (139,000)
Operating loss                                                     (67,816)
Assets employed at year end   3,447,169   1,183,596   570,806    5,201,571
Depreciation                     65,041      63,089     -          128,130
Capital Expenditures             92,011      91,818   212,606      396,435

                                                 1996
                             ---------------------------------------------
                             Emergency
                              Medical     Clinical   Urgent
                              Services   Operations   Care    Consolidated
                             ---------------------------------------------
Revenue                      $8,783,309   2,033,739   $ --     $10,817,048
Gross Margin                  1,508,027     754,625     --       2,262,652
Operating loss before
Stock Compensation             (332,644)   (410,973)    --        (743,617)
Stock Compensation                --           --       --      (2,941,800)
Operating loss                                                  (3,685,417)
Assets employed at year end   2,621,707     918,116     --       3,539,823
Depreciation                     40,679      37,700     --          78,379
Capital Expenditures             85,304       9,490     --          94,794

  Operating loss of the Clinical Operations Division for the year ended December 31, 1996, include the non-recurring write-off of start-up costs in the amount of $509,337.

  Total operating loss for the year ended December 31, 1996 includes a $2,941,800 general corporate charge for Stock Compensation costs paid to an investment advisor and stock options granted to a director below fair market value.

22.  COMPARATIVE FIGURES

  Certain figures in the 1996 financial statements have been reclassified to conform with the basis of presentation in 1997.

  The Company's 1996 financial statements were audited by another firm of chartered accountants.